U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                          FORM 10-SB/A

                         Amendment No. 1

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUER
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            BUI, INC.
         (Name of Small Business Issuer in its charter)


           Delaware                         87-0528557
(State or Other Jurisdiction of           (IRS Employer
Incorporation or Organization)         Identification No.)


    66 E. Wadsworth Park Drive, Suite 101, Draper, Utah 84020
      (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number:  (801) 523-8929


Securities to be registered under Section 12(b) of the Act:


Securities to be registered under Section 12(g) of the Act:

                 Common Stock, Par Value $0.0001

                        TABLE OF CONTENTS

ITEM NUMBER AND CAPTION                                                Page

Part I

1.    Description of Business                                            3

2.    Management's Discussion and Analysis or Plan of Operations         8

3.    Description of Properties                                         13

4.    Security Ownership of Certain Beneficial Owners and Management    13

5.    Directors, Executive Officers, Promoters and Control Persons      15

6.    Executive Compensation                                            16

7.    Certain Relationships and Related Transactions                    18

8.    Description of Securities                                         19

Part II

1.    Market Price of and Dividends on the Registrant's
       Common Equity and Related Stockholder Matters                    22

2.    Legal Proceedings                                                 22

3.    Changes in and Disagreements with Accountants                     22

4.    Recent Sales of Unregistered Securities                           22

5.    Indemnification of Directors and Officers                         24

Part F/S  Financial Statements                                          25

Part III

1.   Index to Exhibits                                                  25

2.   Description of Exhibits                                            25

                             PART I

                ITEM 1.  DESCRIPTION OF BUSINESS

General

     BUI, Inc., is a Delaware corporation engaged in the business of selling to consumers and small businesses services and products under the name "Buyers United." The marketing strategy of Buyers United is based on a membership concept under which members of Buyers United are entitled to receive the services and products offered at lower prices than can be obtained elsewhere. Buyers United uses the purchase power of its membership to negotiate lower prices from producers and resellers of the services and products. Lower pricing allows Buyers United to attract and retain members, and makes it possible for Buyers United to offer rebate incentive programs to its members for referring to Buyers United new prospective members.

     Buyers United focuses on providing services and products that it believes are perceived by consumers and businesses as essential or are compatible with their normal annual expenditures. Buyers United is researching additional services and products to offer its members.

     Buyers United has over 9,000 members located in 48 states. Its target market includes networking professionals, small businesses, and middle-class families with an annual household income between $36,000 and $80,000, as these are the most likely to respond actively to the savings opportunity offered by Buyers United. Members reside mostly in high population centers and they tend to spend more than the average on long distance services. Approximately one-third of the present membership consists of small businesses and entrepreneurs who operate home-based businesses.

     Buyers United was formed as a Utah corporation under the name "Linguistix, Inc.", in 1995 as a subsidiary of Twin Creek Exploration Co., Inc. ("Twin Creek"). It received certain assets of Twin Creek for its stock and was spun-off to the stockholders of Twin Creek in connection with a business reorganization between Twin Creek and an unrelated corporation. Efforts to exploit the assets held by Buyers United after the spin-off were unsuccessful, and the assets were sold or written off in 1997.
In November 1997, Buyers United acquired WealthNet Incorporated, a Utah corporation, through an exchange of 1,852,589 shares of Buyers United common stock, or approximately 92% of the outstanding shares, for all of the capital stock of WealthNet Incorporated. The transaction was accounted for as a reverse purchase acquisition, in which WealthNet Incorporated was treated as the acquiring company and Buyers United as the acquired Company. Buyers United adopted the name, "Buyers United International, Inc.," and WealthNet changed its name to "Buyers United, Inc." Since that acquisition, Buyers United has pursued the business described herein, which was started with the inception of WealthNet in January 1996. In March 1999, Buyers United changed its corporate domicile from Utah to Delaware through a merger with a Delaware corporation formed for that purpose. In connection with the change in domicile, Buyers United changed its name to BUI, Inc., and effected a 1-for-4 reverse split in the issued and outstanding common stock of Buyers United.

     Buyers United's offices are located at 66 E. Wadsworth Park
Drive, Suite 101, Draper, Utah 84020, where its telephone number is (801) 523-8929.

Marketing strategy

     Selection of services and products

     Buyers United intends to offer services and products that are considered "essential"; part of the monthly or annual budget of individuals, families, and small businesses. Buyers United believes consumers prefer to save money where they spend it most; on services and products they must consume or use each month and year. By becoming a member, a consumer or small business simply makes a choice on where to purchase essential services and products, not on whether to spend money on items outside its normal budget.

     In selecting service and product providers, Buyers United focuses on the quality of the service or product. It believes that offering a service or product at a low cost, alone, is not enough. The service or product must meet consumer expectations of performance and quality. After locating a suitable service or product, Buyers United negotiates for lower pricing based on the purchase power of its members. The combination of good quality and low cost will attract and retain members for Buyers United.

        Since its inception in January 1996, Buyers United focused on selling long distance service because consumers and businesses use long distance every month and look for ways to save money on this service. This focus has enabled Buyers United to build the size of its membership base. Buyers United also provides teleconferencing service and is in the process of establishing local telephone service for its members in the Salt Lake City metropolitan area. With the recent explosion in Internet commerce, especially among small businesses, Buyers United is now offering low cost Internet access to its members. By expanding its service and product offerings, Buyers United believes that membership will be attractive to a larger number of prospective members and existing members will have added incentive for staying with Buyers United.

     Member referral strategy

     Management believes that member-generated, "word-of-mouth" referral sales is a fast and cost-effective way for Buyers United to increase its membership and its sales. It has focused on this marketing approach since its inception.

     Buyers United believes consumers are willing to share with their personal acquaintances a satisfying and rewarding experience with its services and products, and the recommendation of a personal acquaintance is credible. As an inducement to share this experience, Buyers United has adopted an incentive program for members called "Piece of the Pie", which allows them to benefit from identifying new prospective members for Buyers United.

        Under the "Piece of the Pie" incentive program, members who have successfully referred others to Buyers United receive a monthly rebate on the services and products they purchase from Buyers United. Every month, Buyers United rebates 10% of Usage Revenue to members. Collected Usage Revenue is defined as the usage portion of a bill that is paid in full within 45 days of the statement date. This rebate pool is referred to as the "Pie." The "Pie" is disbursed proportionally every month to qualifying members according to the amount of usage generated by their referrals. The "Piece of the Pie" rebate allocated to a member in a given month is applied first to payment of the Member's bill in the next month, and any excess is paid by check to the member with the next billing statement.

     A member is not required to refer any new members to Buyers United in order to purchase services and products from Buyers United on the same terms as all other members. The services and products offered meet the needs of many members, who simply want to save money on services and products. The "Piece of the Pie" incentive program allows the entrepreneur-minded member to obtain additional benefits through rebates.

     Buyers United believes the "Piece of the Pie" incentive program has the added value of creating member loyalty. Members receiving rebates on services and products purchased from Buyers United will be reluctant to give up those rebates by switching to a different provider. The rebate benefit also makes it more difficult for other service providers to compete with Buyers United on the basis of price.

     A member who refers a new prospective member does not make a sale for Buyers United. All new members are signed by Buyers
United from the referrals it receives. Members are not employees, independent contractors, or agents of Buyers United, and have no authority to sign new members.

     Member service

     Buyers United maintains a staff of service representatives for its members, which is designated as the "Legendary Member Service" group. Management believes that member support and assistance is important to growing and maintaining its member base, because member service is an important part of the overall consumer experience with the services and products offered by Buyers United. Buyers United's goal is to exceed members' service expectations, so that they remain with Buyers United and are more willing to tell new prospective members of their positive experiences.

     Members are urged to contact Buyers United through its toll free number with any questions or concerns. The Legendary Member Service group addresses member questions and complaints, assists members with the "Piece of the Pie" incentive program, provide information on services and products, and works with members on billing questions and timely payment.

     Infomercial proposal

     Buyers United is investigating the development of a one-half hour television program, which it would broadcast to market the benefits of membership. At present, Buyers United is negotiating production agreements for the infomercial with a view to testing the program in the first quarter of 2000.

Services and products

        Buyers United offers long distance phone service and related products, including travel cards, pre-paid debit cards, 800/888 service, and teleconferencing. Long distance and related services are provided by IXC Communications, Inc., an unrelated wholesale long distance carrier based in Austin, Texas, which owns and operates its own fiber optic network. Under its contract with IXC, Buyers United is able to offer domestic long distance service to its members at a rate of 7.9 cents per minute and overseas long distance at discounted rates. The long distance rate to Buyers United for domestic charges is fixed by agreement. The long distance rate for overseas calls may be adjusted by IXC on seven days advance notice to Buyers United. All long distance charges are billed to Buyers United and due within 30 days. Buyers United, in turn, bills its members for their long distance calls. The contract is for a term of three years ending in April 2002. Buyers United is in the process of negotiating contracts with other long distance service providers, which will enable Buyers United to take advantage of least cost pricing for long distance calls.

     Management intends to initiate a plan to resell long distance service that utilizes "voice-over-data" based on Internet Protocol technology. It is expected the plan will be rolled out in Utah during the later part of 1999, where a package of in-state, out-of-state, and toll-free long distance will be offered to members at a flat rate of just 5.9 cents per minute. The final terms of the contract between Buyers United and the provider of this service are yet to be finalized.

     Buyers United launched an Internet service program in January 1999. Internet services include unlimited local dial-up access at approximately 2,100 locations across the country, free filtering services, unlimited e-mail, web hosting for businesses, and activity reporting. Management plans to add online billing capability for bundled goods and services, discount consolidating with existing web sites, and manufacturer-direct web commerce opportunities. The Internet access program is provided by SISNA, Inc., based in Salt Lake City, Utah, under a three-year contract expiring in October 2001. The basic Internet service is offered to members at $16.95 per month for unlimited access.


     Buyers United has no plans to acquire a long distance network or establish its own infrastructure for other services and products it offers. As a result, Buyers United depends on developing and maintaining relationships with third party providers of the services and products it offers. Buyers United relies on the purchasing power of its members to negotiate the terms of its arrangements with providers. An additional benefit to providers is that Buyers United handles all billing and collection for the services and products purchased by its members, so that the provider avoids this cost of business. Buyers United believes that it is on good terms with its current providers. In the event its relationship with a provider terminates for any reason, management believes it could obtain the same services or products from other providers on terms similar to existing contracts.

Competition

     The consumer buying organization industry is highly competitive. Many of the competitors of Buyers United are substantially larger with greater financial and other resources.

     The U.S. long distance telecommunications industry is highly competitive and significantly influenced by the marketing and pricing practices of the major industry participants, AT&T, MCI, Sprint and WorldCom. AT&T, MCI, Sprint and WorldCom are significantly larger than Buyers United and have substantially greater resources. Buyers United also competes with other national and regional long distance carriers, which employ various means to attract new subscribers, including television and other advertising campaigns, telemarketing programs, network marketing, cash payments and other incentives to new subscribers. The ability of Buyers United to compete effectively will depend on its ability to provide high quality services at competitive prices.

Governmental Regulations

     Buyers United's relationship marketing system may be affected by government regulation, including, state regulation of marketing practices and federal and state regulation of the offer and sale of business franchises, business opportunities, and securities. Although Buyers United believes that its relationship marketing system is in compliance with all currently applicable regulations, there can be no assurance that it will remain in compliance in the future as a result of new interpretations of existing regulations or adoption of new regulations.

     Long distance telecommunications carriers currently are subject to extensive federal and state government regulation, including, regulation of both domestic and international tariffs for their services, and certification or registration requirements. Buyers United is indirectly subject to these regulations because it offers long distance service provided by others. Of particular relevance to Buyers United is federal and state regulation of "slamming", which is the practice of changing long distance service of a consumer without proper authorization. To avoid violation of regulations in this area, Buyers United is required to obtain from its members written authorization to change long distance service that meets certain requirements. Buyers United believes it is in compliance with federal and state regulation of changing long distance service.

Employees

     As of June 30, 1999, Buyers United employed a total of 25 persons, including four executives and 13 in member services and marketing. None of the its employees is represented by a labor union. Buyers United has experienced no work stoppages and believes that its relations with its employees are good.

    ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
                            OPERATION

Overview

     Buyers United is engaged in the business of selling to consumers and small businesses services and products. The marketing strategy of Buyers United is based on a membership concept under which members of Buyers United are entitled to receive the services and products offered at lower prices than can be obtained elsewhere. Buyers United uses the purchase power of its membership to negotiate lower prices from producers and resellers of the services and products. Lower pricing allows Buyers United to attract and retain members, and makes it possible for Buyers United to offer rebate incentive programs to its members for referring to Buyers United new prospective members. Buyers United's goal is to build a national consumer membership organization. Its strategy for achieving this goal is to focus on its member referral and rebate program, expand service and product offerings, and develop and promote an infomercial to attract new members through television.

        Buyers United focuses on providing services and products that it believes are perceived by consumers and businesses as essential or are compatible with their normal annual expenditures. Since its inception in January 1996, Buyers United focused on selling long distance service. This focus has enabled Buyers United to build the size of its membership base. Buyers United also provides teleconferencing service and is in the process of establishing local telephone service for its members in the Salt Lake City metropolitan area. With the recent explosion in Internet commerce, especially among small businesses, Buyers United is now offering low cost Internet access to its members. By expanding its service and product offerings, Buyers United believes that membership will be attractive to a larger number of prospective members and existing members will have added incentive for staying with Buyers
United.

     Buyers United has over 9,000 members located in 48 states. Its target market includes networking professionals, small businesses, and middle-class families with an annual household income between $36,000 and $80,000, as these are the most likely to respond actively to the savings opportunity offered by Buyers United. Members reside mostly in high population centers and they tend to spend more than the average on long distance services. Approximately one-third of the present membership consists of small businesses and entrepreneurs who operate home-based businesses.

        Internal business development over the past two years has resulted in substantial growth. Total revenues after cost of revenues in 1998 were $1,946,394, as compared to $811,644 in 1997. Total revenues after cost of revenues for the first six months of 1999 were $957,477, as compared to $432,487 for the same period in 1998. Total revenues after cost of revenues for the second quarter of 1999 were $501,689, as compared to $319,755 for the same period in 1998.

Results of Operations

        Three Months Ended June 30, 1999 and 1998

     Revenues decreased $376,067 to $1,249,046 for the quarter ended June 30, 1999, from $1,625,113 for the same period in 1998. Cost of revenues for the same period decreased $558,001 from $1,305,358 in 1998 to $747,357 in 1999. The decrease in revenues is largely attributable to a decrease of approximately 20% in the long distance rates being charged to customers. The decrease in costs of revenue is due largely to a significant decrease during 1999 in the wholesale rates that Buyers United pays for long distance.

     Operating expenses, exclusive of cost of revenues, were $603,960 in the second quarter of 1999 as compared to $561,362 for the same period of 1998. This increase in expenses is attributable to the addition of a sales staff and more administrative personnel to support the expected growth over the coming months.

     Loss from operations decreased $139,336 to a loss from operations of $102,271 for the quarter ended June 30, 1999, compared to a loss from operations of $241,607 for the same period in 1998. .

     Total other expense decreased from $42,069 in the second quarter of 1998 to $30,540 for the same period in 1999. This reduction is a result of a decrease in interest expense on debt financing.

     As a result of the above factors, net loss decreased from $283,676 for second quarter of 1998 to $135,551 for the three-month period ended June 30, 1999 and diluted net loss per common share decreased from $0.13 in the 1998 period to $0.04 in the 1999 period.

     Six Months Ended June 30, 1999 and 1998

     Revenues increased $552,029 or 27% to $2,570,779 for the six months ended June 30, 1999, from $2,018,750 for the same period in 1998. Cost of revenues increased from $1,586,263 in the first six months of 1998 to $1,613,302 in the first six months of 1999. The increases in revenues and cost of revenues are attributable to a change in the Company's supplier of long distance service. In early 1998, the Company changed from a commission based agreement with I-Link, in which Buyers United earned commissions based on revenues collected by I-Link from Buyers United's members, to a tarriffed carrier purchasing wholesale from IXC and reselling the services. As a tarriffed carrier, Buyers United records revenue from reselling long distance service to its members and records as cost of revenues the wholesale cost of acquiring the long distance service from IXC. The net margin generated as a tarriffed carrier supplied by IXC is higher than the commissions received under the I-Link arrangement.

     Operating expenses exclusive of cost of services were $1,218,858 in the first six months of 1999 as compared to $1,194,634 for the first six months of 1998. The slight increase in expenses is attributable to the addition of a sales staff and more administrative personnel to support the expected growth over the coming months offset by certain reductions in work force, which Buyers United was able to implement as a result of changing long distance providers to a provider with better and more efficient service and the development of more efficient internal systems for providing customer service.

     Loss from operations decreased $500,766 to a loss from operations of $261,381 for the six months ended June 30, 1999, compared to a loss from operations of $762,147 for the same period in 1998. This substantial improvement is a result of increased revenues in 1999 from Buyers United's growing membership base and the increase in net margins described above.

     Other expense, net decreased from $231,721 in the first six months of 1998 to $64,025 for the same period in 1999. This reduction is a result of a decrease in interest expense on debt financing from $113,178 in 1998 to $65,544 in 1999 as well as a loan guarantee expense of $118,659 in 1998 that was not present in 1999.

     As a result of the above factors, net loss decreased from $993,868, or $0.48 per diluted common share, for the first six months of 1998 to $328,146, or $0.11 per diluted common share, for the six-month period ended June 30, 1999.

     Years Ended December 31, 1998 and 1997

        Revenue, after cost of revenues, increased $1,134,767 to $1,946,411 for the year ended December 31, 1998, from $811,644 for the year ended December 31, 1997. Cost of revenues in 1997 were $51,108 as compared to $3,140,950 in 1998. The increases in revenue and cost of revenues are attributable to an overall increase in the Company's membership base and the difference in the terms of the service contract utilized by Buyers United with the long distance service provider that preceded IXC. Whereas during 1998 Buyers United sold and serviced long distance that it purchased wholesale, under the former arrangement through 1997, Buyers United acted as an agent to enroll customers to be serviced by the former long distance provider's organization. Under the current arrangement, Buyers United records the amount billed to their customers as revenue and the costs to purchase the long distance as a cost of revenue, whereas under the former arrangement Buyers United simply received and recorded a commission for their enrollment services.

     Operating expenses, exclusive of cost of revenues, were $3,024,294 in 1998 as compared to $2,982,956 in 1997. In 1997,
Buyers United established the basic operating systems and facilities for its business, which needed to be in place to support future growth in membership. Consequently, membership growth in 1998 and the resulting increase in revenues were achieved without any meaningful increase in operating expenses. Buyers United expects that its operating expenses exclusive of cost of services as a percentage of revenues will continue to decrease in 1999 as membership grows.

     Loss from operations decreased $1,093,429 to a loss from operations of $1,077,883 for the year ended December 31, 1998, compared to a loss from operations of $2,171,312 for the year ended December 31, 1997. This substantial improvement is a result of increased revenues in 1998 from Buyers United's growing membership base without an increase in its operating expenses before cost of revenues from 1997 to 1998.

        Total other expense, net decreased from $522,090 in 1997 to $388,699 for 1998. This reduction is a result of a decrease in interest expense on debt financing.

        As a result of the above factors, net loss decreased from $2,693,402 for the year ended December 31, 1997, to $1,466,582 for the year ended December 31, 1998.

     Operations were not significantly impacted by inflation during the years ended December 31, 1998 and 1997, and it is not anticipated that inflation will have any significant impact on results of operations for at least the next year.

Liquidity and Capital Resources

        Net cash used in operating activities was $541,173 during the six-month period ended June 30, 1999. This is primarily due to a net loss of $328,146, during the period. It is anticipated net cash used in operating activities will improve during the remainder of 1999, as revenues increase from the addition of new members. In the first six months of 1998, net cash used in operating activities was $944,243 due a net loss of $993,294 for the period.

        Total cash generated from financing activities was $1,993,191 for the six-month period ended June 30, 1999, compared to $1,124,322 generated from financing activities in the first six months of 1998. Cash from financing activities in the first six months of 1999 and 1998 resulted primarily from sales of common and preferred stock for cash.

     Net cash used in operating activities was $1,275,988 in 1998. This is primarily due to a net loss of $1,466,582 and a substantial increase in accounts receivable of $617,421 resulting from the commencement of billing and collection from members by Buyers United at the beginning of 1998, which were offset by issuance of common stock to pay for services and credit extensions in the amount of $304,774, and increases in accounts payable and accrued liabilities to a total of $519,153. It is anticipated net cash used in operating activities will improve in 1999, as revenues increase from the addition of new members. In 1997 net cash used in operating activities was $1,293,199 primarily due a net loss of $2,693,402.

     Total cash generated from financing activities was $1,327,213 for 1998, compared to $1,162,635 generated from financing activities in fiscal 1997. Cash from financing activities in 1998 was primarily related to the net proceeds from sales of stock for cash. Cash from financing activities in 1997 was primarily related to debt financing in the amount of $793,000 and sales of stock for cash in the amount of $514,825.

        At June 30, 1999, Buyers United had working capital of $862,509, and at December 31, 1998, it had a working capital deficit of $811,850. In July 1999, the Company completed an equity financing resulting in net proceeds of $3,480,000, which will be used for marketing and working capital. Management anticipates that working capital will continue to improve in 1999 if the Company's performance continues at present levels. Management estimates that cash flow from operations in 1999 as well as funds generated by the recent financing will be sufficient for meeting payment obligations and working capital needs for the next 12 months.

Year 2000 Compliance

     Buyers United's internal computer information system is Year 2000 compliant, since its database does not store dates as plain text. The dates are converted into an internal date format that does not rely on the year to determine the century. Any new software purchases will conform to the same type of internal date storage specifications, which should eliminate any internal Year 2000 issues. As Buyers United has determined it has no internal Year 2000 issues, it has not developed a contingency plan.

        Year 2000 issues and any potential business interruptions, costs, damages or losses related thereto are primarily dependent upon the Year 2000 compliance of third parties. Buyers United's suppliers that provide mission-critical services are primarily large companies, such as local and long distance telephone service providers. Buyers United has no reason to believe that these suppliers will not be Year 2000 compliant. However, Buyers United is in the process of reviewing its third party relationships and requesting written confirmation that they are year 2000 compliant and assessing what impact any problems with Year 2000 compliance will have on its current business. At this time Buyers United has contacted 100 percent of its critical vendors and have received conformation from 80% that they are year 2000 compliant, with the other 20% stating that they will be compliant by year 2000. Buyers United has looked at alternate vendors to perform certain processes where necessary, but to date has no contingency plan should any significant problems arise with its suppliers.

     The costs associated with Year 2000 compliance have been nominal and Buyers United believes that the remaining costs will be minimal and will not have a material adverse effect on its financial condition or results of operations.

Forward-Looking Statements

        The Private Securities Litigation Reform Act of 1985 provides a safe harbor for forward-looking statements made by Buyers United, except where such statements are made in connection with an initial public offering. All statements, other than statements of historical fact, which address activities, actions, goals, prospects, or new developments that Buyers United expects or anticipates will or may occur in the future, including such things as expansion and growth of its operations and other such matters are forward-looking statements. Any one or a combination of factors could materially affect Buyers United's operations and financial condition. These factors include competitive pressures, success or failure of marketing programs, changes in pricing and availability of services and products offered to members, legal and regulatory initiatives affecting member marketing and rebate programs or long distance service, and conditions in the capital markets. Forward-looking statements made by Buyers United are based on knowledge of its business and the environment in which it operates as of the date of this report. Because of the factors listed above, as well as other factors beyond its control, actual results may differ from those in the forward-looking statements.


               ITEM 3.  DESCRIPTION OF PROPERTIES

     Buyers United leases its executive offices at a single location in Draper, Utah (a suburb of Salt Lake City). The offices consist of approximately 2,600 square feet. The current monthly lease rate is approximately $3,500, and increases annually at the rate of 3.5 percent. The lease for this facility expires on December 31, 2003, but Buyers United has an option to renew the lease for an additional five years. Management believes that the office space is adequate for Buyers United's anticipated needs for at least the next 3 months.

  ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                           MANAGEMENT

     The following table sets forth as of July 28, 1999, the number and percentage of the outstanding shares of common stock which, according to the information supplied to Buyers United, were beneficially owned by (i) each person who is currently a director, (ii) each executive officer, (iii) all current directors and executive officers as a group and (iv) each person who, to the knowledge of Buyers United, is the beneficial owner of more than 5% of the outstanding common stock. The only beneficial owners of more than 5% of the outstanding common stock of which Buyers United is aware are also directors or officers. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                               Amount and Nature of
                                               Beneficial Ownership

                                      Common   Preferred               Percent
Name and Address                      Shares     Shares   Options(1) of Class(2)

Rod Smith (3)                         248,151          0    391,250      18.8
66 E. Wadsworth Park Drive
Draper, Utah 84020

Theodore Stern                              0     80,000          0       2.3
2210 One PPG Place
Pittsburgh, PA 15222

Gary Smith (3)                        259,567          0    183,122      13.8
66 E. Wadsworth Park Drive
Draper, Utah 84020

Edward Dallin Bagley                  297,912     20,000          0      10.5
2350 Oakhill Drive
Salt Lake City, Utah 84121

G. Douglas Smith (3)                   61,184          0    238,913       9.2
66 E. Wadsworth Park Drive
Draper, Utah 84020

Paul Jarman                            61,184          0    216,798       8.6
66 E. Wadsworth Park Drive
Draper, Utah 84020

All Executive officers and            927,998    100,000  1,030,083      49.6
  Directors as a Group (6 persons)
persons)
________________________________

(1) These figures represent options that are vested or will vest within 60 days from the date as of which information is presented in the table.

(2) These figures represent the percentage of ownership of the named individuals assuming each of them alone has exercised his options or conversion rights, and percentage ownership of all officers and directors as a group assuming all purchase and conversion rights held by such individuals are exercised.

(3)  Gary Smith is the father of Rod Smith and G. Douglas Smith.

  ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                             PERSONS

Directors and Officers

     The following table sets forth the names, ages, and positions with Buyers United for each of the directors and officers.

Name                 Age  Positions (1)                   Since

Rod Smith            43   Chairman    of   the    Board,   1996
                          President  and Chief Executive
                          Officer

Theodore Stern       69   Director                         1999

Gary Smith           61   Director                         1999

Edward Dallin Bagley 60   Director                         1999

G. Douglas Smith     30   Executive  Vice  President  of   1997
                          Marketing

Paul Jarman          30   Treasurer  and Vice  President   1997
                          of Sales

     All directors hold office until the next annual meeting of stockholders and until their successors are elected and qualify.
Officers serve at the discretion of the Board of Directors.

     The following is information on the business experience of each director and officer.

     Rod Smith founded the predecessor of Buyers United in January 1996 and has served as the President, Chief Executive Officer, and Chairman of the Board since that time. From January 1993 to November 1995, Mr. Smith was an independent distributor of health and beauty products provided by NuSkin International, a consumer products network marketing organization.

     Theodore Stern retired as senior executive vice president and member of the board of directors of Westinghouse Electric Corporation at the end of 1992, after 34 years of service in a variety of positions with that company. After retiring form Westinghouse Electric, Mr. Stern served as vice chairman of the board of directors of Superconductivity, Inc., of Madison, Wisconsin, a small technology company, until it was acquired in April 1997. Mr. Stern currently is a member of the board of directors of Copperweld Corporation of Pittsburgh, Pennsylvania, a privately-owned steel and cable manufacturer, and Northern Power Systems of Waitsfield, Vermont, a manufacturer of renewable generation systems. Mr. Stern is also self-employed as a consultant to manufacturing companies.

     Gary Smith was the founder, majority owner and former President of HealthRider, Inc. From 1991 until sale of the business in 1997, he managed and directed every phase of business and sales operations at HealthRider. From 1997 to the present, Mr. Smith has been self-employed as a business consultant and advisor.

     Edward Dallin Bagley has been self-employed as an investment and financial consultant for the past five years. He is currently a director of Tunex International, Inc., Gentner
Communications, National Environmental Services Corp., and
National Financial Corp.

     G. Douglas Smith joined Buyers United in April 1997, and is responsible for all aspects of marketing, including brand strategy, advertising, promotions, corporate communication, and product development. For six years prior to April 1997, Mr. Smith served first as the Director of Media and then Senior Vice President of HealthRider, Inc., an exercise equipment company based in Salt Lake City, Utah. At HealthRider Mr. Smith was responsible for infomercial marketing, which was the primary sales strategy for HealthRider products.

     Paul Jarman became employed by Buyers United in April 1997, and is responsible for all facets of operations. He also comes to Buyers United from HealthRider, where he was employed from March 1994 to August 1996, first as Texas Regional Manager for 15 retail locations, then Western Area Manager in charge of 95 retail locations, and finally Acting Director of Retail Operations managing 250 retail locations. In August 1996, Mr. Jarman moved to HealthRider's marketing department as the Director of New Product Development, where he served until April 1997.

                 ITEM 6.  EXECUTIVE COMPENSATION

Annual Compensation

     The following table sets forth certain information regarding the annual and long-term compensation for services in all capacities to Buyers United for the prior fiscal years ended December 31, 1998, 1997, and 1996, of those persons who were either (i) the chief executive officer during the last completed fiscal year or (ii) one of the other four most highly compensated executive officers of the end of the last completed fiscal year whose annual salary and bonuses exceeded $100,000 (collectively, the "Named Executive Officers").

Name and                                            Long Term       All Other
Principal Position          Annual Compensation   Compensation    Compensation
                           _____________________  ____________    ____________
                     Year       Salary ($)          Options/
                                                    SARs (#)

Rod Smith            1998         69,829            141,250           7,468
Chairman, President  1997         75,050            250,000               0
Chief Executive      1996              0                  0               0
Officer

Employment and Other Arrangements

     Rod Smith, G. Douglas Smith, and Paul Jarman each receive a salary of $6,500 per month for their respective services to Buyers United as executive officers. Buyers United does not have a written employment agreement with any of its executive officers. All executive officers participate in insurance and benefit programs established by Buyers United for its full time employees.

        In January 1998, Buyers United entered into an informal consulting agreement with Gary Smith under which he agreed to commit a substantial portion of his time and effort to the development of retail sales programs for Buyers United's products and services. Mr. Smith received $5,000 per month under the agreement until June 1999, when it terminated.

Stock Options

      The following table sets forth certain information with respect to grants of stock options during 1998 and the first six months of 1999 to the Named Executive Officers.

                                         % of Total
                        Number of       Options/SARs
                        Securities       Granted to     Exercise or
Name and                Underlying      Employees in    Base Price   Expiration
Principal Position    Options Granted    Fiscal Year      ($/Sh)         Date

Rod Smith                 291,250           43.7           2.00      March 2008
Chairman, President       100,000           15.0           2.00       June 2009
Chief Executive
Officer

      The following table sets forth certain information with respect to unexercised options held by the Named Executive Officers as of July 2, 1999. No outstanding options held by the Named Executive Officers were exercised in 1998 or through July 2, 1999.

                           Number of Securities         Value of Unexercised
Name and Principal    Underlying Unexercised Options    In-the-Money Options
Position                    At July 2, 1999 (#)         at July 2, 1999 ($)(1)
                        Exercisable/Unexercisable     Exercisable/Unexercisable

Rod Smith, Chairman           391,250/ -0-                 $1,173,750/ -0-
President and Chief
Executive Officer

___________________________________________

(1) This value is determined on the basis of the difference between the fair market value of the securities underlying the options and the exercise price at July 2, 1999. The fair market value of the Company's common stock at July 2, 1999, is determined by the last sale price on that date, which was $5.00 per share.

Description of Long Term Stock Incentive Plan

     The purpose of the Long Term Stock Incentive Plan is to provide directors, officers, employees, and consultants with additional incentives by increasing their ownership interests in Buyers United. Directors, officers, and other employees of Buyers United and its subsidiaries are eligible to participate in the plan. In addition, awards may be granted to consultants providing valuable services to Buyers United. As of June 30, 1999, Buyers United and its affiliates employed approximately 25 individuals and retained approximately two consultants who are eligible to participate in the plan. A committee of the board or the entire board grants awards under the plan. Awards may include incentive stock options, non-qualified stock options, stock appreciation rights, stock units, restricted stock, restricted stock units, performance shares, performance units, or cash awards.

     The committee or the Board of Directors has discretion to determine the terms of a plan award, including the type of award, number of shares or units covered by the award, option price, term, vesting schedule, and post-termination exercise period or payment. Notwithstanding this discretion: (i) the number of shares subject to an award granted to any individual in any calendar year may not exceed 30,000 shares; (ii) the option price per share of common stock may not be less than 100 percent of the fair market value of such share at the time of grant or less than 110% of the fair market value of such shares if the option is an incentive stock option granted to a stockholder owning more than 10% of the combined voting power of all classes of the stock of Buyers United (a "10% stockholder"); and (iii) the term of any incentive stock option may not exceed 10 years, or five years if the option is granted to a 10% stockholder. No outstanding stock option or other award under the plan has been granted.

     A maximum of 600,000 shares of common stock that may be subject to outstanding awards, determined immediately after the grant of any award under the plan. Shares of common stock which are attributable to awards which have expired, terminated, or been canceled or forfeited during any calendar year are available for issuance or use in connection with future awards.

     The plan was effective March 11, 1999, and is not limited in duration. No incentive stock option may be granted more than 10 years after the effective date. The Plan may be amended by the Board of Directors without the consent of the stockholders, except that stockholder approval is required for any amendment that materially increases the aggregate number of shares of stock that may be issued under the plan or materially modifies the requirements as to eligibility for participation in the plan.

     ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In 1996 and 1997, Gary Smith advanced $1,100,000 to Buyers United for working capital and other corporate purposes. Under an informal agreement with Buyers United, the advances by Gary Smith accrued interest at the rate of 20% per annum and were unsecured. In consideration for making these loans and for other services provided, Buyers United issued to Gary Smith 259,567 shares of the common stock, and granted to him options to purchase 55,622
                             18

shares of common stock at a price of $2.024 per share, and additional options to purchase 185,405 shares at an exercise price of $5.392 per share. Of the options exercisable at $5.392, Gary Smith subsequently conveyed options for 27,811 shares to G. Douglas Smith and 18,541 shares to Paul Jarman as inducements for them to accept employment with Buyers United.

        In September 1997, Gary Smith and Rod Smith entered into a Restructuring Agreement with Buyers United, which provides for formalization of the debt obligation of Buyers United to Gary Smith and the return of shares of common stock for cancellation. Buyers United issued to Gary Smith an unsecured promissory note in the principal amount of $1,300,000 (which included $200,000 borrowed by Rod Smith from Gary Smith and loaned to Buyers United), bearing interest at 20% per annum. Principal was payable in three installments during 1997 and 1998. Under the Restructuring Agreement, Gary Smith returned to Buyers United for cancellation 74,162 shares of common stock, and Rod Smith returned to Buyers United for cancellation 37,081 shares of common stock.. Buyers United was unable to meet the interest and principal payments under the note to Gary Smith, which resulted in a further restructuring of the obligation in January 1998. Of the $1,300,000 loaned to Buyers United, $1,000,000 was provided to Gary Smith by George Brimhall. Under the new restructuring, Gary Smith assigned a portion of the repayment obligation to Mr. Brimhall, which is represented by a note payable by the Company in the principal amount of $1,000,000 bearing interest at 10 percent per annum with interest payable monthly in arrears commencing February 1, 1998, and all principal and accrued interest due and payable on November 15, 1998. The promissory note given to Mr. Brimhall is guaranteed by Gary Smith. In consideration of the guaranty given by Gary Smith, Buyers United issued to him 74,162 shares of common stock. In addition, Buyers United issued to Gary Smith a new promissory note in the principal amount of $300,000 bearing no interest and providing for payments of $10,000 per month commencing February 1, 1998 and continuing through February 1, 1999, when all remaining principal is due and payable.

        In September 1998, the $1,000,000 note payable to Mr. Brimhall was restructured to include $50,000 of accrued interest and to extend the due date to April 2000, with monthly interest payments of $8,750 commencing on October 15, 1998. As consideration for the restructuring, Buyers United issued to Mr. Brimhall 15,625 shares of common stock and granted to him the right to convert $500,000 of the note into shares of common stock at a price of $4.00 per share through April 15, 1999.

               ITEM 8.  DESCRIPTION OF SECURITIES

General

     The authorized capitalization of Buyers United consists of 20,000,000 shares of common stock, par value $0.0001, and 5,000,000 shares of preferred stock, par value $0.0001, of which 2,000,000 shares are designated Series A Convertible Preferred
Stock. There are approximately 3,017,308 common shares outstanding and 2,000,000 shares of Series A Convertible
Preferred Stock outstanding.

Common Stock

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of all common stock outstanding entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, the holders of all shares of common stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

     General

     The Board of Directors is authorized to classify any shares of its authorized but unissued preferred stock as preferred stock in one or more series. With respect to each series, the Board of Directors shall determine the number of shares which shall constitute such series; the rate of dividend, if any, payable on shares of such series; whether the shares of such series shall be cumulative, non-cumulative or partially cumulative as to dividends, and the dates from which any cumulative dividends are to accumulate; whether the shares of such series may be redeemed, and, if so, the price or prices at which and the terms and conditions on which shares of such series may be redeemed; the amount payable upon shares of such series in the event of the voluntary or involuntary dissolution, liquidation or winding up of the affairs of Buyers United; the sinking fund provisions, if any, for the redemption of shares of such series; the voting rights, if any, of the shares of such series; the terms and conditions, if any, on which shares of such series may be converted into shares of capital stock of Buyers United of any other class or series; whether the shares of such series are to be preferred over shares of capital stock of Buyers United of any other class or series as to dividends, or upon the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of Buyers United, or otherwise; and any other characteristics, preferences, limitations, rights, privileges, immunities or terms not inconsistent with the provisions of the Certificate of Incorporation. The availability of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging takeover proposals, and the issuance of preferred stock could have the effect of delaying or preventing a change in control of Buyers United not approved by the Board of Directors.

     Series A Convertible Preferred Stock

     Buyers United has authorized 2,000,000 shares of Series A Convertible Preferred Stock (the "Series A Stock"). Cumulative dividends accrue on the Series A Stock at the rate of 8% per annum from the date of original issue and are payable semi-annually on June 30 and December 31 of each year out of funds legally available for the payment of dividends. Dividends are payable in cash or common stock, at the election of Buyers United. If paid in common stock, the number of shares issued will be based on the average of the closing bid prices for the common stock over the five trading days immediately prior to the dividend payment date. If Buyers United fails to pay any dividend within 60 days of its due date, the conversion price will be adjusted downward by $0.25 per share per occurrence.

     The Series A Stock is convertible to common stock at any time at the election of the holder. Buyers United can convert the Series A Stock to common stock by written notice to the holders at any time when the closing bid prices for the common stock of Buyers United for a period of 30 consecutive trading days equals or exceeds $4.00 per share, and the common stock is registered for resale under the Securities Act of 1933 or can be sold without registration under Rule 144(k) promulgated under the Securities Act of 1933. The conversion rate is one share for one share, subject to adjustment in the event of a recapitalization, reorganization, or other corporate restructuring or in the event Buyers United shall sell or otherwise issue securities at a price below $2.00 per share or the then adjusted conversion price.

     The Series A Stock can be redeemed at Buyers United's election at any time commencing January 1, 2005, at a redemption price of $2.00 per share plus all accrued dividends as of the redemption date. Buyers United must give not more than 60 nor less than 30 days advance written notice of the redemption date, during which period the holder may convert to common stock.

     The Series A Stock has no voting rights, except as required by the General Corporation Laws of Delaware that require class votes on certain corporate matters and matters affecting the rights of the holders of the Series A Stock. The Series A Stock is superior in right of payment in the event of liquidation and with respect to dividends to the common stock and all other series of preferred stock that may be subsequently authorized.

     "Penny  Stock" Trading Regulations Applicable to the  Common
Stock

       The Securities Exchange Act of 1934 and regulations promulgated thereunder place restrictions on trading activities in "penny stocks." Penny stocks are defined as equity securities priced under $5.00, which are not listed for trading on a national exchange or Nasdaq and are securities of issuers with a net tangible book value less than $2,000,000 (if in business for three years), a net tangible book value less than $5,000,000 (if in business less than three years), and average annual revenues less than $6,000,000 for the prior three years. Under this definition, the common stock of Buyers United is a penny stock. Brokers dealing in penny stocks are subject to special rules of disclosure to their clients regarding the risks of penny stock transactions, current market price, and trading activity and compensation to the broker. In addition, brokers are required to determine the suitability of penny stock transactions for each of their clients and obtain from each client written consent to participation in penny stock transactions. These regulatory burdens discourage a number of brokers from becoming involved in a security until it is no longer a penny stock, which may adversely affect the depth and liquidity of any market in the common stock of Buyers United.

                             PART II

   ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
          COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The common stock of Buyers United trades sporadically in the over-the-counter market. There was no trading market for the common stock prior to the first quarter of 1998. The following table sets forth for the respective periods indicated the prices of the common stock in the over-the-counter market, as reported and summarized on the OTC Bulletin Board. Such prices are based on inter-dealer bid and asked prices, without markup, markdown, commissions, or adjustments and may not represent actual transactions. In April 1999, Buyers United effected a 1-for-4 reverse split in the issued and outstanding common stock in connection with the change of its domicile to Delaware. All prices have been adjusted to reflect the reverse split.

Calendar Quarter Ended   High Bid ($)           Low Bid ($)

March 31, 1998             12.00                  7.00
June 30, 1998              14.00                  6.00
September 30, 1998          9.00                  5.00
December 31, 1998           4.50                  2.00

March 31, 1999              4.25                  1.00
June 30, 1999               3.00                  3.00

     Since its inception, no dividends have been paid on the common stock. Buyers United intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future. At June 30, 1999, there were approximately 3,795 holders of record of the common stock.

                   ITEM 2.  LEGAL PROCEEDINGS

     Buyers United is not a party to any material pending legal proceedings, and to the best of its knowledge, no such proceedings by or against Buyers United have been threatened.

     ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     There have been no changes in or disagreements with accountants since the Company's organization.

        ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

        In September 1997, Buyers United issued approximately 2,498,044 shares to the former shareholders of WealthNet,
Incorporated, in connection with the acquisition of WealthNet, Incorporated as a wholly owned subsidiary. These shares were issued in reliance on the exemptions from  registration  under
Sections 3(b) and/or 4(2) of the Securities Act of 1933. No broker was involved in the transaction and no commissions were paid to any person.

        From May 5, 1997, to September 9, 1997, Buyers United sold 170,670 shares of stock to 23 accredited investors at a gross purchase price of $514,808 in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act of 1933. No brokers were involved in the transactions and no commissions were paid to any person. All purchasers had access to the information on Buyers United necessary to make an informed investment decision and each purchaser provided written confirmation of its status as an accredited investor.

        From May 5, 1997, to September 9, 1997, Buyers United issued 155,829 shares to 28 individuals as compensation in lieu of salary for services rendered valued at $470,670. The shares were issued in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act of 1933. The services were performed by employees during 1996 and 1997. On the basis of their employment with Buyers United and access to management and financial statements, each of the employees had such knowledge of the business and financial condition of Buyers United so as to make an informed investment decision.

        From January 9, 1998, through November 9, 1998, Buyers United issued 327,308 shares of common stock for cash in the amount of $1,174,708. The shares were sold to approximately 58 accredited investors in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act of 1933. No brokers were involved in the transactions and no commissions were paid to any person. All purchasers had access to the information on Buyers United necessary to make an informed investment decision and each purchaser provided written confirmation of its status as an accredited investor.

        From January 9, 1998, through November 9, 1998, Buyers United issued 46,975 shares to approximately 23 persons for compensation in lieu of salary for services rendered valued at $93,950. These shares were issued in reliance on the exemption from registration set forth in 4(2) Securities Act of 1933. The services were performed by employees during 1998. On the basis of their employment with Buyers United and access to management and financial statements, each of the employees had such knowledge of the business and financial condition of Buyers United so as to make an informed investment decision.

        On May 29, 1998, Buyers United converted a $70,000 note payable and related accrued interest of $12,834 held by Todd Crosner, a shareholder, to 41,417 shares of common stock at a price of $2.00 per share. On December 21, 1998, Buyers United also converted an 8% convertible debenture, held by Dallin Bagley, who subsequently became a director of Buyers United, in the amount of $400,000 to 468,330 shares of common stock at a price of $0.85 per share based on the contractual terms of the debenture. Additionally, on February 6, 1998, Buyers United issued 74,162 shares of common stock to Gary Smith, a Direct of Buyers United, valued at $148,324 or $2.00 per share as consideration for his guarantee of Buyers United's $1,000,000 note payable held by George Brimhall, an otherwise unrelated party. On December 21, 1998, Buyers United also issued 31,250 shares of common stock valued at $62,500 or $2.00 per share to George Brimhall in connection with restructuring the $1,000,000 note payable. These shares were issued in reliance on the exemption from registration set forth in 4(2) Securities Act of 1933. These individuals had access to the information on Buyers United necessary to make an informed investment decision and each individual provided written confirmation of its status as an accredited investor

        From December 11, 1998, through March 24, 1999, Buyers United sold 44,000 share of common stock for $176,000 in cash to approximately 40 investors in reliance on the exemption from registration under Rule 504, promulgated under the Securities Act of 1933. No broker was used in the offering and no commissions were paid to any person.


        In July 1999, Buyers United sold 2,000,000 shares of its 8% Series A Convertible Preferred Stock, par value $0.0001 at an offering price of $2.00 per share, or a total of $4,000,000. The Series A Preferred Stock was sold to 60 accredited investors (as defined in Rule 501 of Regulation D) in reliance on Rule 506 of Regulation D. The shares were offered through First Level Capital, Inc., a member firm of the NASD, which received a commission of $400,000, a non-accountable expense allowance of $120,000, and 500,000 shares of Buyers United common stock at a purchase price of $5,000. In addition, Buyers United entered into a three-year consulting agreement with First Level Capital, Inc., providing for the payment of a monthly fee in the amount of $3,000. First Level Capital, Inc., has a right of first refusal to participate in future financings of Buyers United for a term of five years. Buyers United plans to use the proceeds for general corporate uses of sales and marketing, new product implementation, working capital, short term debt repayment, and accounts payable obligations.

        From May 7, 1997, through June 30, 1997, and on February 6, 1998 Buyers United issued 3,708 shares of common stock valued at $20,000 and 10,197 shares of common stock, valued at $55,000, respectively, to repurchase prepaid teleconferencing units that Buyers United had sold to 18 individuals during 1996. On February 11, 1999 Buyers United issued 19,468 shares of common stock to these same 18 individuals in exchange for their royalty interest granted by Buyers United in 1996 for certain of Buyers United's telecommunications services. These individuals had access to the information on Buyers United necessary to make an informed investment decision and each individual provided confirmation of their status as an accredited investor.


       ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Buyers United's Certificate of Incorporation provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Delaware General Corporation Law (the "DGCL"), no director or officer of the Company shall have any liability to Buyers United or its stockholders for monetary damages. The DGCL provides that a corporation's charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except: (1) to the extent that it is provided that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Buyers United's Certificate of Incorporation and Bylaws provide that it shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent permitted by the DGCL and that Buyers United shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law.

     The Certificate of Incorporation and Bylaws provide that Buyers United will indemnify its directors and officers and may indemnify employees or agents to the fullest extent permitted by law against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with Buyers United. However, nothing in the Certificate of Incorporation or Bylaws of Buyers United protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. To the extent that a director has been successful in defense of any proceeding, the DGCL provides that he shall be indemnified against reasonable expenses incurred in connection therewith.

                            PART F/S
                      FINANCIAL STATEMENTS

     The financial statements of Buyers United appear at the end of this registration statement beginning with the Index to Financial Statements on page F-1.

                            PART III

                   ITEM 1.  INDEX TO EXHIBITS
                ITEM 2.  DESCRIPTION OF EXHIBITS

     Copies of the following documents are included as exhibits to this report.

Exhibit  Form 1-A   Title of Document                               Location*
  No.    Ref. No.

   1       (8)      Agreement and Plan of Merger dated
                     March 15, 1999                               Initial Filing
                                                                     Page E-1

   2       (2)      Certificate of Incorporation                  Initial Filing
                                                                     Page E-5

   3     (2)&(3)    Certificate of Designation of Preferred Stock Initial Filing
                                                                     Page E-9

   4       (2)      By-Laws                                       Initial Filing
                                                                     Page E-20

   5       (6)      Options granted to Rod Smith                  Initial Filing
                                                                     Page E-35

   6       (6)      Options granted to Gary Smith                 Initial Filing
                                                                     Page E-41

   7       (6)      Options granted to G. Douglas Smith           Initial Filing
                                                                     Page E-47

   8       (6)      Options granted to Paul Jarman                Initial Filing
                                                                     Page E-53

   9       (6)      Long-Term Stock Incentive Plan                Initial Filing
                                                                     Page E-59

  10       (6)      Commercial Lease                              Initial Filing
                                                                     Page E-69

  11       (6)      SISNA Agreement dated October 12, 1998         This Filing
                                                                     Page E-1

  12       (6)      United Buyers Advantage Agreement              This Filing
                     dated January 19, 1999                          Page E-10

  13       (6)      Restructuring Agreement dated                  This Filing
                     September 29, 1997                              Page E-20

  14       (6)      Promissory Note to Gary Smith dated            This Filing
                     October 1, 1997                                 Page E-23

  15       (6)      Promissory Note to Gary Smith dated            This Filing
                     January 9, 1998                                 Page E-25

  16       (6)      Promissory Note to George Brimhall             This Filing
                     dated January 9, 1998                           Page E-27

  17       (6)      Guaranty of Gary Smith dated January           This Filing
                     9, 1998                                         Page E-29

  18       (6)      Memorandum of Agreement with Gary Smith        This Filing
                     dated May 11, 1999                              Page E-31

  19       (6)      Memorandum of Agreement with Mogans Smed       This Filing
                                                                     Page E-32

  20       (6)      I-Link Reseller Agreement                      This Filing
                                                                     Page E-33

  21       (6)      I-Link Settlement Agreement                    This Filing
                                                                     Page E-42

  22       (6)      IXC Service Agreement, without exhibits        This Filing
                                                                     Page E-44

  23      (15)      Financial Data Schedules                             **

* Exhibits identified as in the "Initial Filing" are incorporated herein by this reference to the Registration Statement on Form 10-SB filed by Buyers United with the Securities and Exchange Commission on August 3, 1999, and the page references are to the page location of the exhibit in said filing. Exhibits identified as in "This Filing" are included as exhibits to this Amendment No. 1 to the Registration Statement on Form 10-SB/A, and the page references are to the page location of the exhibit in this filing.

**   The Financial Data Schedule is presented only in the
electronic filing with the Securities and Exchange Commission.

                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                   BUI, INC.


Date:  September  20,  1999        By: /s/ Rod Smith, President

     In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: September 20, 1999        /s/ Rod Smith, Chief Executive Officer
                                     and Director


Dated: September 20, 1999        /s/ Paul Jarman, Chief Financial Officer


Dated: September 20, 1999        /s/ Theodore Stern, Director


Dated: September 16, 1999        /s/ Gary Smith, Director


Dated: September 16, 1999        /s/ Edward Dallin Bagley, Director

                    BUI, INC. AND SUBSIDIARY

                  Index to Financial Statements

Condensed, Consolidated Financial Statements (Unaudited) as of June 30, 1999
  and for the Six-Month Periods Ended June 30, 1999 And 1998

Condensed, Consolidated Balance Sheets as of June 30, 1999 (unaudited)
  and December 31, 1998                                                    F-2

Condensed, Consolidated Statements of Operations (unaudited)
  for the three-month periods ended June 30, 1999 and 1998                 F-3

Condensed, Consolidated Statements of Operations (unaudited)
  for the six-month periods ended June 30, 1999 and 1998                   F-4

Condensed, Consolidated Statements of Cash Flows (unaudited)
  for the six-month periods ended June 30, 1999 and 1998                   F-5

Notes to Condensed Consolidated Financial Statements (Unaudited)           F-6

Consolidated Financial Statements as of December 31, 1998 and 1997 and for the years then ended

Report of Independent Public Accountants                                   F-8

Consolidated Balance Sheet as of December 31, 1998                         F-9

Consolidated Statements of Operations for the years ended
  December 31, 1998 and 1997                                               F-10

Consolidated Statements of Shareholders' Deficits for the years ended
  December 31, 1998 and 1997                                               F-11

Consolidated Statements of Cash Flows for the years ended
  December 31, 1998 and 1997                                               F-12

Notes to Consolidated Financial statements                                 F-14

                      BUI, INC. AND SUBSIDIARY
               Condensed, Consolidated Balance Sheets
                            (Unaudited)

                                          Jun. 30, 1999  Dec. 31, 1998
Assets

Current Assets:

     Cash                                 $  1,459,833   $    22,690
     Restricted Cash                            43,507        42,263
     Accounts receivable, net                  729,524       631,324
     Other current assets                       19,149         3,124
Total Current Assets                         2,252,013       699,401

Property and Equipment, net                     91,558       112,262

Total Assets                              $  2,343,571   $   811,663

Liabilities and Stockholders Deficit

Current Liabilities:
     Accounts Payable                     $    485,261   $   680,607
     Accrued liabilites                        417,828       349,359
     Current portion of long-term debt         483,675       472,285
     Accrued founders settlement                     0         9,000
     Preferred series A dividend payable         2,740             0

Total Current Liabilities                    1,389,504     1,511,251

Long Term Debt, less current portion         1,000,000     1,050,000

Shareholders Deficit:
     Preferred stock, $0.0001 par value;
     5,000,000 shares authorized
      Series A 8% convertible preferred
      stock; 1,112,618 and 0 shares issued,
      respectively                             867,351             0
     Common stock, $0.0001 par value;
      20,000,000 shares authorized;
      3,514,162 and 2,949,549 shares issued,
      respectively                                 351           295
     Additional paid in capital              4,809,068     3,610,152
     Treasury stock                           (141,800)     (141,800)
     Options outstanding                        17,889        52,411
     Accumulated deficit                    (5,598,792)   (5,270,646)
Total Shareholders Deficit                     (45,933)   (1,749,588)

Total Liabilities and Stockholders
  Deficit                                 $  2,343,571   $   811,663

See accompanying notes to consolidated condensed financial statements.

                      BUI, INC AND SUBSIDIARY
           Condensed, Consolidated Statements of Operations
                            (Unaudited)

                                          Three months ended June 30,
                                               1999          1998

Revenues:
     Telecommunications services          $  1,231,164   $  1,445,850
     Net commissions on
      telecommunications services                    0        152,872
     Other                                      17,882         26,391
                                             1,249,046      1,625,113

Operating Expenses:
     Cost of telecommunications services       747,357      1,305,358
     General and administrative                396,327        286,133
     Selling and promotion                      189,180       259,402
     Depreciation and amortization               18,453        15,828
                                              1,351,317     1,866,720

Loss From Operations                           (102,271)     (241,607)

Other Income (Expense):
     Interest income                              1,363             0
     Interest expense                           (31,903)      (42,069)
Other Expense, Net                              (30,540)      (42,069)

Loss Before Series A Preferred Stock Dividend  (132,811)     (283,676)

Series A Preferred Stock Dividends               (2,740)            0

Net Loss Applicable to Common Shareholders  $  (135,551)   $ (283,676)

Net Loss Per Common Share:
     Basic and diluted                      $     (0.04)   $    (0.13)

Weighted Average Common Shares Outstanding:
     Basic and diluted                        3,045,607     2,171,577


See accompanying notes to consolidated condensed financial statements.

                      BUI, INC AND SUBSIDIARY
           Condensed, Consolidated Statements of Operations
                            (Unaudited)

                                            Six months ended June 30,
                                               1999          1998

Revenues:
     Telecommunications services           $  2,513,563   $  1,737,520
     Net commissions on
      telecommunications services                     0        222,674
     Other                                       57,216         58,556
                                              2,570,779      2,018,750

Operating Expenses:
     Cost of telecommunications services      1,613,302      1,586,263
     General and administrative                 864,055        750,888
     Selling and promotion                      319,224        413,170
     Depreciation and amortization               35,579         30,576
                                              2,832,160      2,780,897

Loss From Operations                           (261,381)      (762,147)

Other Income (Expense):
     Interest Income                              1,519            116
     Loan guarantee expense                           0       (118,659)
     Interest expense                           (65,544)      (113,178)
Other Expense, net                              (64,025)      (231,721)

Loss Before Series A Preferred Stock Dividend  (325,406)      (993,868)

Series A Preferred Stock Dividends               (2,740)             0

Net Loss Applicable to Common Shareholders  $  (328,146)   $  (993,868)

Net Loss Per Common Share:
     Basic and diluted                      $     (0.11)   $     (0.48)

Weighted Average Common Shares Outstanding:
     Basic and Diluted                        3,005,116      2,077,426


See accompanying notes to consolidated condensed financial statements.

                      BUI, INC AND SUBSIDIARY
          Condensed, Consolidated Statements of Cash Flows
                            (Unaudited)

                                                   Six months ended June 30,
                                                      1999          1998
Operating Activities:
   Net Loss                                        $  (328,146)   $  (993,868)
   Adjustments to reconcile net loss to
    net cash used in operating activities:
      Depreciation and amortization                     35,579         30,576
      Issuance of common shares for services                 0         89,843
      Issuance of common shares in connection
        with debt agreements                                 0        188,659
      Changes in operating assets and liabilities-
       Increase in restricted cash                      (1,244)       (72,093)
       Increase in accounts receivable                 (98,200)      (525,962)
       Increase in other current assets                (16,025)             0
       (Decrease) increase in accounts payable        (195,346)        12,187
       Increase in accrued liabilities                  62,209        366,415
       Decrease in unearned revenue                          0        (40,000)
          Net cash used in operating activities       (541,173)      (944,243)

Investing Activities:
   Purchase of equipment, furniture and fixtures       (14,875)       (28,535)
          Net cash used in investing activities        (14,875)       (28,535)

Financing Activities:
   Proceeds from borrowings under notes payable         57,348      1,483,903
   Principal payments on notes payable                 (95,957)    (1,539,916)
   Issuance of common shares for cash and expense
    of options                                         164,449      1,180,335
   Net cash proceeds from issuance of
    series A preferred stock                         1,867,351              0
          Net cash provided by financing activities  1,993,191      1,124,322

Increase in cash                                     1,437,143        151,544

Cash at beginning of period                             22,690              0

Cash at end of period                             $  1,459,833    $   151,544

Supplemental disclosures of cash flow information
   Cash paid for interest                         $     59,000    $    27,610


See accompanying notes to consolidated condensed financial statements.

                            BUI, INC.
      NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                           (Unaudited)

Note 1.   Basis of Presentation

          The condensed consolidated financial statements include the accounts of BUI, Inc., a Delaware company, and its wholly owned subsidiary, Buyers United, Inc. (together, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

             The financial statements have been prepared, without audit, in accordance with generally accepted accounting principles, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the accompanying financial statements include all adjustments which are necessary for a fair presentation of the results for the interim periods presented, such adjustments being of a normal recurring nature. Certain information and footnote disclosures have been condensed or omitted pursuant to such rules and regulations. The December 31, 1998, condensed consolidated statement of financial position was derived from, the audited balance sheet of the Company for the year then ended. It is suggested that these condensed consolidated financial statements and notes thereto be read in conjunction with the audited financial statements of the Company for the year ended December 31, 1998. Results of operations in interim periods are not necessarily indicative of results to be expected for a full year.

Note 2.   Private Offering of Series A Convertible Preferred Stock

          On April 21, 1999, the Board of Directors authorized an offering of a minimum of 600,000 shares or a maximum of 2,000,000 shares of 8% Series A Convertible Preferred Stock (see Note 6) at an offering price of $2.00 per share. The Series A Preferred Stock provides for a cumulative dividend of 8 percent per annum payable semi-annually on June 30 and December 31 beginning December 31, 1999 out of funds legally available therefore. Dividends may be paid in cash or common stock at the election of the Company. If the Company fails to pay any dividend within 60 days of its due date the conversion price will be adjusted by $0.25 per share. The Series A Preferred Stock is convertible into shares of common stock at an initial conversion price of $2.00 per share at the election of the holder at any time and under limited circumstances at the election of the Company.

          In connection with the Offering, the Company agreed to pay First Level Capital, Inc. (the "Placement Agent") a sales commission equal to 10 percent of the gross proceeds from the sale of the Series A Preferred Stock. The Company also agreed to pay to the Placement Agent a non-accountable expense allowance equal to 3 percent of the gross proceeds. As additional compensation, the Company agreed to sell to the Placement Agent at the closing of the minimum number of shares offered 500,000 shares of the Company's common stock at a price of $0.01 per share. The Series A Preferred Stock was offered by the Placement Agent on a "best efforts/ all-or-none" basis as to the first 600,000 shares with a total subscription price of $1,200,000 and a "best efforts" basis thereafter. The Company also agreed to enter into a two-year consulting agreement with the Placement Agent. For investment banking and advisory services provided to the Company, the Placement Agent will receive $3,000 per month. The Placement Agent upon completion of the offering may designate two members of the Company's Board of Directors for two years.

          As  of July 16, 1999, the 2,000,000 shares of Series  A
          Convertible Preferred Stock were sold with the Company receiving net proceeds of $3,480,000.

Note 3.   Net Loss Per Common Share

          Basic net loss per common share ("Basic EPS") excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an antidilutive effect on net loss per common share.

          Options to purchase 1,339,645 shares of common stock at weighted average exercise price of $2.82 per share as of June 30, 1998, was not included in the computation of diluted EPS. The inclusion of the options and warrants would have been antidilutive, thereby decreasing net loss per common share.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To BUI, Inc.:

We have audited the accompanying consolidated balance sheet of BUI, Inc. (formerly Buyers United International, Inc.) (a Delaware corporation) and subsidiary as of December 31, 1998 and the related consolidated statements of operations, shareholders' deficit and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BUI, Inc. and subsidiary as of December 31, 1998, and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP

Salt Lake City, Utah
July 16, 1999

                         BUI, INC. AND SUBSIDIARY

                        CONSOLIDATED BALANCE SHEET
                          AS OF DECEMBER 31, 1998

ASSETS

  CURRENT ASSETS:
   Cash                                                $    22,690
   Restricted cash                                          42,263
   Accounts receivable                                     631,324
   Other current assets                                      3,124
        Total current assets                               699,401
   EQUIPMENT, FURNITURE AND FIXTURES,
     net of accumulated depreciation of $159,726           112,262
        Total assets                                   $   811,663

LIABILITIES AND SHAREHOLDERS' DEFICIT
  CURRENT LIABILITIES:
   Current portion of notes payable                    $   472,285
   Accounts payable                                        680,607
   Accrued liabilities                                     349,359
   Accrued Founders settlement                               9,000
        Total current liabilities                        1,511,251

  NOTES PAYABLE, net of current portion                  1,050,000

  COMMITMENTS AND CONTINGENCIES (Notes 1, 5, 6 and 8)

  SHAREHOLDERS' DEFICIT:
   Preferred stock, $0.0001 par value; 5,000,000
    shares authorized                                           -
   Common stock, $0.0001 par value; 20,000,000
    shares authorized; 2,949,549 shares issued                295
   Additional paid-in capital                           3,610,152
   Treasury stock, 74,162 shares, at cost                (141,800)
   Options outstanding                                     52,411
   Accumulated deficit                                 (5,270,646)

       Total shareholders' deficit                     (1,749,588)

       Total liabilities and shareholders' deficit    $   811,663


See accompanying notes to consolidated financial statements.

                         BUI, INC. AND SUBSIDIARY

                   CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997




                                             1998        1997
    REVENUES:
      Telecommunications services        $ 4,580,575  $         -
      Net commissions on
        telecommunications services          428,382      770,758
      Other                                   78,404       91,994
                                           5,087,361      862,752
    OPERATING EXPENSES:
      Cost of telecommunication services   3,088,344            -
      Cost of other revenues                  52,606       51,108
      General and administrative           1,950,854    1,706,407
      Selling and promotion                1,073,440    1,276,549
                                           6,165,244    3,034,064

    LOSS FROM OPERATIONS                  (1,077,883)  (2,171,312)

    OTHER INCOME (EXPENSE):
      Interest and other income                  274       20,315
      Interest expense                      (388,973)    (542,405)
          Total other expense, net          (388,699)    (522,090)

    NET LOSS                             $(1,466,582) $(2,693,402)

    NET LOSS PER COMMON SHARE:
      Basic and diluted                  $     (0.66) $     (1.41)

    WEIGHTED AVERAGE COMMON SHARES
    OUTSTANDING:
      Basic and diluted                    2,228,702    1,907,329


See accompanying notes to consolidated financial statements.

                            BUI, INC. AND SUBSIDIARY

      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT FOR THE YEARS ENDED
                           DECEMBER 31, 1998 AND 1997

                                                             Additional
                                             Common Stock      Paid-in     Treasury Stock    Options   Accumulated
                                           Shares    Amount    Capital     Shares  Amount  Outstanding    Deficit        Total
BALANCE, December 31, 1996                1,462,904  $  146   $  309,447       -   $      -   $   -    $(1,110,662)  $  (801,069)

Sale of common shares for cash              170,670      17      514,808       -          -       -              -       514,825

Issuance of common shares for srevices      155,829      16      470,654       -          -       -              -       470,670

Issuance of common shares in connection
  with debt issuance                         74,162       7      223,993       -          -       -              -       224,000

Issuance of common shares in merger
  with Lingusitix, Inc.                     151,299      15       31,995       -          -       -              -        32,010

Issuance of common shares in settlement
  of Founders agreements                      3,708       -       20,000       -          -       -              -        20,000

Surrendor of common shares for
  cancellation by major shareholders        (74,162)     (7)           7       -          -       -              -             -

Repurchase of common shares for cash              -       -            -  74,162   (141,800)      -              -      (141,800)

Net loss                                          -       -            -       -          -       -     (2,693,402)   (2,693,402)

BALANCE, December 31, 1997                1,944,410   $ 194   $1,570,904  74,162  $(141,800)  $   -    $(3,804,064)  $(2,374,766)


See accompanying notes to consolidated financial statements.

                            BUI, INC. AND SUBSIDIARY

      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT FOR THE YEARS ENDED
                     DECEMBER 31, 1998 AND 1997 (CONTINUED)

                                                          Additional
                                           Common Stock     Paid-in     Treasury Stock     Options   Accumulated
                                           Shares  Amount   Capital    Shares    Amount  Outstanding   Deficit         Total
BALANCE, December 31, 1997               1,944,410  $194   $1,570,904  74,162  $(141,800)  $     -   $(3,804,064)  $(2,374,766)

Sale of common shares for cash             332,808    33    1,196,708       -          -         -             -     1,196,741

Issuance of common shares for services      46,975     5       93,945       -          -         -             -        93,950

Issuance of common shares in
 connection with conversion of
 debt and related accrued interest         509,747    51      482,783       -          -         -             -       482,834

Issuance of common shares in
 connection with loan guarantee
 and loan extension                        105,412    11      210,813       -          -         -             -       210,824

Issuance of common shares in settlement
 of Founders agreements                     10,197     1       54,999       -          -         -             -        55,000

Issuance of options to purchase
 common shares                                   -     -            -       -          -    52,411             -        52,411

Net loss                                         -     -            -       -          -         -    (1,466,582)   (1,466,582)

BALANCE, December 31, 1998               2,949,549  $295   $3,610,152  74,162  $(141,800)  $52,411   $(5,270,646)  $(1,749,588)



          See accompanying notes to consolidated financial statements.

                         BUI, INC. AND SUBSIDIARY

                   CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                        Increase (Decrease) in Cash

                                                     1998           1997
   CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                      $(1,466,582)    $(2,693,402)
     Adjustments to reconcile net loss to
      net cash used in
      operating activities:
     Depreciation and amortization                      62,174          75,981
     Issuance of common shares for services             93,950         470,670
     Issuance of common shares in connection
      with debt agreements                             210,824         224,000
     Issuance of common shares as payment
      for interest                                      12,834               -
     Expense for options to purchase common shares      52,411               -
     Gain on sale of equipment, furniture and
      fixtures                                               -          (4,783)
     Changes in operating assets and liabilities-
      Increase in restricted cash                      (42,263)              -
      (Increase) decrease in accounts receivable      (617,421)        200,000
      Increase in other current assets                  (2,559)           (565)
      (Decrease) increase in checks written
       in excess of cash balance                       (10,721)         10,721
      Increase in accounts payable                     350,266         254,067
      Increase in accrued liabilities                  168,887          88,324
      (Decrease) increase in unearned revenue          (81,788)         81,788
      (Decrease) increase in accrued Founder
       settlement                                       (6,000)              -

         Net cash used in operating activities      (1,275,988)     (1,293,199)

   CASH FLOWS FROM INVESTING ACTIVITIES:
     Cash acquired in merger with Linguistix                 -          32,010
     Proceeds from the sale of equipment,
      furniture and fixtures                                 -          12,500
     Purchase of equipment, furniture and fixtures     (28,535)       (154,331)
     Net cash used in investing activities             (28,535)       (109,821)


See accompanying notes to consolidated financial statements.

                         BUI, INC. AND SUBSIDIARY

              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                        Increase (Decrease) in Cash

                                                        1998         1997
   CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from borrowings under notes payable      238,000      793,000
     Principal payments on notes payable              (107,528)     (26,187)
     Net advances from major shareholder                     -       22,797
     Issuance of common shares for cash              1,196,741      514,825
     Repurchase of common shares                             -     (141,800)

         Net cash provided by financing
            activities                               1,327,213    1,162,635

   NET INCREASE (DECREASE) IN CASH                      22,690     (240,385)

   CASH AT BEGINNING OF PERIOD                               -      240,385

   CASH AT END OF PERIOD                            $   22,690   $        -

   SUPPLEMENTAL CASH FLOW INFORMATION:
     Cash paid for interest                         $  187,955   $  306,443

   SUPPLEMENTAL SCHEDULE OF NONCASH
     INVESTING AND FINANCING ACTIVITIES:
     Conversion of notes payable to common shares   $  470,000   $        -
     Issuance of common shares in settlement
       of Founders agreements                           55,000       20,000
     Assumption of debt from major shareholder               -      200,000


See accompanying notes to consolidated financial statements.

                    BUI, INC. AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



(1)  DESCRIPTION OF THE COMPANY AND NATURE OF OPERATIONS


The Company was originally incorporated in Utah on January 16, 1996 as WealthNet Incorporated ("WealthNet"). On November 13, 1997, WealthNet was merged into Linguistix Acquisition Inc. ("LAI"), a Utah corporation and wholly owned subsidiary of Linguistix, Inc. ("Linguistix")(the "Linguistix Merger"). LAI was the surviving corporation and effective with the Linguistix Merger changed its name to Buyers United, Inc. ("Buyers United"). The Linguistix Merger was approved, with the recommendation of the Board of Directors of WealthNet, to enhance the ability of WealthNet to raise debt and equity capital needed for operations.

Linguistix was a Utah corporation organized in August 1994 as a vehicle to receive the assets of Twin Creek Exploration Co., Inc. ("Twin Creek") prior to a business reorganization. Prior to the Linguistix Merger, Linguistix' operations were limited to receiving minimal oil and gas royalties, which have not continued, and as of the date of the merger the only significant
identifiable asset consisted of $32,010 of cash.   There were no
liabilities assumed in the merger. In connection with the Linguistix Merger, Linguistix changed its name to Buyers United International, Inc. ("BUII").

The merger of WealthNet with Buyers United and BUII has been reflected in the accompanying consolidated financial statements as a reverse acquisition accounted for as a purchase. WealthNet has been presented as the continuing accounting entity with the equity accounts and common shares outstanding being retroactively restated to reflect the effect of the exchange ratio established in the Linguistix Merger. BUII is presented as the acquired entity with its assets and liabilities being recorded at estimated fair value as of the merger date and the results of operations of BUII being included in the accompanying consolidated financial statements from the date of the Linguistix Merger. Following the Linguistix Merger, BUII has pursued the business of WealthNet.

BUI, Inc. was incorporated in the state of Delaware on March 15, 1999 for the purpose of reincorporating BUII as a Delaware corporation. Effective April 9, 1999, BUII was merged into BUI, Inc. (the "BUI Merger"). In the BUI Merger, each four shares of BUII common stock and each four options to purchase shares of BUII's common stock were converted into one share of common stock of BUI, Inc. or options to purchase one share of BUI Inc.'s common stock. The equity accounts and the common shares outstanding in the accompanying consolidated financial statements have been retroactively restated to reflect the effect of the BUI Merger.

BUI, Inc., BUII, Buyers United, and WealthNet are collectively referred to herein as the "Company."

The Company is a consumer buying organization with the objective of providing high quality consumer products and services at favorable prices to its consumer members. The Company has begun to form strategic alliances and joint ventures with various consumer service providers in an effort to combine the purchasing power of its consumer members to negotiate favorable prices from these providers. The Company markets its products and services by offering incentives to its consumer members to attract additional consumers with whom they have ongoing relationships to the Company's products and services. As of December 31, 1998, the Company provided discounted long distance telecommunication services to its consumer members.

As of December 31, 1998, the Company had a working capital deficit of $811,850, a shareholders' deficit of $1,749,588 and has incurred net losses of $1,466,582, and $2,693,402 during the years ended December 31, 1998 and 1997, respectively. Subsequent to December 31, 1998, the Company has raised $173,000 of additional equity capital through the sale of common shares and has raised $3,480,000 in an offering of 2,000,000 shares of 8% Series A Convertible Preferred Stock at an offering price of $2 per share (see Note 8). In addition, the Company received $160,000 in May 1999 under an 8% unsecured convertible promissory note due June 1, 2000 and five-year warrants to purchase shares of common stock at an exercise price of $1.25 per share.

The Company is subject to certain risk factors frequently encountered by companies lacking adequate capital and which are in the early stages of developing a business line that may impact its ability to become a profitable enterprise. These risk factors include:

a) The consumer buying organization industry is characterized by intense competition, and many of the Company's competitors are substantially larger than the Company with greater financial and other resources. In addition, the Company is currently marketing telecommunications services, including long distance services, to its consumer members. The U.S. long distance telecommunications industry is highly competitive and significantly influenced by the marketing and pricing strategies of the major industry participants, which are significantly larger than the Company and have substantially greater resources.

b) The Company's ability to effectively provide telecommunications services to its members depends on its ability to form strategic alliances and joint ventures with third party telecommunications service providers that provide high quality services at competitive prices. The Company currently obtains its telecommunications services from one supplier. Although there are a limited number of telecommunication service providers, a change in suppliers could cause a disruption in service and possible loss of revenues, which could affect operating results adversely.

c) The Company's relationship marketing system is or may be subject to or affected by extensive government regulation, including without limitations, state regulation of marketing practices and federal and state regulation of the offer and sale of business franchises, business opportunities, and securities. Long distance telecommunications carriers currently are subject to extensive federal and state government regulation.

d) Additional funds will be required to finance the Company's operations until profitability can be achieved and to fund the repayment of debt obligations and other liabilities. There can be no assurance that the additional funding will be available or, if available, that it will be available on acceptable terms or in required amounts.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Equipment, Furniture and Fixtures

Equipment, furniture and fixtures are stated at cost. Major additions and improvements are capitalized, while minor repairs and maintenance costs are expensed when incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets which are as follows:

   Computer and office equipment           3 years
   Furniture and fixtures                  3 years

When equipment, furniture and fixtures are retired or otherwise disposed of, the book value is removed from the asset and related accumulated depreciation accounts, and the net gain or loss is included in the determination of net income (loss).

Fair Value of Financial Instruments

The carrying amounts reported in the accompanying consolidated balance sheets for cash, receivables, and accounts payable approximate fair values because of the immediate or short-term maturities of these financial instruments. The fair value of the Company's notes payable also approximate fair value based on current rates for similar debt instruments.

Revenue Recognition and Related Arrangements

Beginning in January 1997, the Company's long distance service was provided under a Strategic Member Reseller Agreement (the "Reseller Agreement") with I-Link WorldWide, Inc. ("I-Link"). Under the Reseller Agreement, the Company functioned as a commissioned agent for selling I-Link's long distance service. The commissions received by the Company were based on revenues collected by I-Link from the Company's members. Under the Reseller Agreement, I-Link provided all provisioning, tariffing, negotiating and securing local exchange carrier agreements, billing and collection services, status tracking, accounting and reporting. Accordingly, the Company recognized commission revenue monthly as received from I-Link.

Due to difficulties encountered under the arrangement with I-
Link, in May 1998, the Company and I-Link entered into a business separation agreement to provide for the separation of their business relationship and a mutual release of all claims which may have arisen between them prior to the date of the Reseller Agreement. Under the separation agreement, the Company agreed to undertake at its own expense on a "best efforts" basis to collect all current and past due accounts receivable relating to I-Link services utilized by the Buyers United customers after January 1, 1997. All collected funds were to be distributed fifty percent to the Company and fifty percent to I-Link; provided, however, that the first $200,000 collected was to be allocated to the Company and the second $200,000 collected was to be allocated to I-Link. Thereafter, any collected funds would be distributed on a 50/50 basis to the Company and I-Link. As of December 31, 1998, the Company had received the initial $200,000 and management does not expect to receive any additional amounts under the separation agreement.

   In December 1997, the Company entered into a three year Service Agreement with IXC Communications, Inc. ("IXC") (the "IXC Service Agreement"). Under the IXC Service Agreement, IXC agreed to sell to the Company telecommunications services at certain rates and the Company has the rights to resell the services to its members. Pursuant to the IXC Service Agreement, the Company is billed monthly for the long distance line costs incurred by the Company's members and the Company has the obligations to perform all tariffing, billing and collections. Accordingly, revenues from telecommunications services under the IXC Service Agreement are recognized as the services are provided and billed to the customers with a provision for uncollectable accounts and cost of revenues are recognized as the services are provided by IXC.

   Initially the Company contracted to have IXC provide certain billing , status tracking, accounting and reporting services. Pursuant to the IXC Service Agreement, the Company has granted to IXC a first priority security interest in the Company's receivables from its customers and has directed its customers to make all payments directly to a lockbox account for the benefit of IXC. As of December 31, 1998, the lockbox account had a balance of $42,263, which is reflected in the accompanying consolidated balance sheet as restricted cash, and the Company had a payable to IXC of $525,734, secured by the Company's accounts receivable of $631,324.

   Revenues from sales of products are recognized upon shipment of the products to the customers.

Income Taxes

The Company recognizes a liability or asset for the deferred income tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. These deferred income tax assets or liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

   Net Loss Per Common Share

Basic net loss per common share ("Basic EPS") excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an antidilutive effect on net loss per common share.

Options to purchase 622,930 and 1,339,645 shares of common stock at weighted average exercise prices of $3.49 and $2.82 per share as of December 31, 1997 and 1998, respectively, were not included in the computation of diluted EPS. The inclusion of the options and warrants would have been antidilutive, thereby decreasing net loss per common share.

Reclassifications

Certain reclassifications have been made to the 1997 and 1996 financial statements to be consistent with the 1998 presentation.

(3)  NOTES PAYABLE

Notes payable consist of the following as of December 31, 1998:



Note payable to an individual; interest at 10
  percent payable monthly, principal due on
  April 15, 2000 ($500,000 of principal is
  convertible to common stock at $4 per share
  at the option of the holder on or before
  April 15, 2000); secured by certain assets
  of a shareholder of the Company (see
  discussion below)                               $ 1,050,000

Note payable to a shareholder; interest at 20
  percent through January 9, 1998 and 6
  percent thereafter payable monthly; due on
  demand; unsecured (see discussion below)            251,312

Note payable to a shareholder; interest at 10
  percent; due on demand (convertible to
  common stock at $2.00 per share at the
  option of the holder); unsecured                    150,000

Note payable to a limited liability company;
  interest at 10 percent , principal and
  interest due in monthly installments of
  $9,578, secured by interest in accounts
  receivable                                           48,771

Note payable to a shareholder; interest at 10
  percent; due on demand; unsecured                    22,202

     Total notes payable                            1,522,285
     Less current portion                            (472,285)

     Notes payable, net of current portion         $1,050,000

As of December 31, 1996, the Company had borrowed $163,300 from Rod Smith, the Company's president, major shareholder and founder, under an unsecured note payable arrangement providing interest at 9 percent per annum with the principal and accrued interest due on June 30, 1997. In October 1997, this amount was repaid to Rod Smith in connection with the Company assuming a $200,000 obligation of Rod Smith's to his father, Gary Smith, and was included in the $1,300,000 note payable to Gary Smith as of December 31, 1997 included above.

During 1996 and 1997, Gary Smith advanced $1,100,000 to the
Company for working capital and other corporate purposes. Under an informal agreement with the Company, the advances by Gary
Smith accrued interest at the rate of 20 percent per annum and were unsecured. In consideration for making these loans and for other services provided, the Company issued to Gary Smith 185,405 and 74,162 shares of common stock during 1996 and 1997, respectively, and granted options to purchase 55,622 shares of common stock at $2.02 per share and 185,405 shares of common stock at $5.39 per share. The estimated fair market value of the common shares issued to Gary Smith has been reflected as additional interest expense or administrative expense in the accompanying consolidated financial statements.

In October 1997, Gary Smith and Rod Smith entered into a Restructuring Agreement with the Company, which provided for formalization of the debt obligation of the Company to Gary Smith and the return of shares of common stock for cancellation by both Rod Smith and Gary Smith to assist the Company in obtaining additional capital (see Note 6). The Company issued to Gary Smith an unsecured promissory note in the principal amount of $1,300,000 (which included the $200,000 borrowed by Rod Smith from Gary Smith and loaned to the Company), bearing interest at 20 percent per annum.

In January 1998, the Company restructured the $1,300,000 note payable to Gary Smith. The Company transferred $1,000,000 of the $1,300,000 note payable to an individual. The new $1,000,000 note payable included interest at ten percent payable monthly with all principal and accrued interest to be due November 15, 1998. The $1,000,000 note payable was guaranteed by Gary Smith. As consideration for Gary Smith's guarantee of the $1,000,000 note payable, the Company issued 74,162 shares of common stock to Gary Smith. The terms of the remaining $300,000 were initially changed to be non-interest bearing and to include monthly principal payments of $10,000 commencing February 1, 1998 and continuing thereafter to February 1, 1999, when all remaining principal was due and payable. Subsequently, the terms of the remaining $300,000 were modified to include interest at 6 percent payable monthly with the principal due as the Company has available resources. The remaining principal balance of $251,312 as of December 31, 1998 has been included as a current note payable in the accompanying financial statements.

In September 1998, the $1,000,000 note payable was restructured to add $50,000 of accrued interest to the principal balance, extend the due date to April 15, 2000 with monthly interest payments commencing on October 15, 1998, and secure the note with certain assets of Gary Smith and terminate the guarantee. As consideration, the individual was issued 31,250 shares of common stock and was granted an option to convert $500,000 of the note into shares of common stock at a price of $4.00 per share through April 15, 2000. The $1,050,000 is classified as a noncurrent liability in the accompanying December 31, 1998 consolidated balance sheet.

(4)  INCOME TAXES

The components of the net deferred income tax assets as of December 31, 1998 are as follows:

    Net operating loss carryforwards           $ 1,428,100
    Writeoff of WealthNet System for financial
      reporting purposes                           138,900
    Reserves and accrued liabilities                37,000

        Total deferred income tax assets         1,604,000
    Valuation allowance                         (1,604,000)

        Net deferred income tax assets         $         -

As of December 31, 1998, the Company had net operating loss carryforwards for federal income tax reporting purposes of approximately $3,860,000. For federal income tax purposes, utilization of these carryforwards is limited if the Company has had more than a 50 percent change in ownership (as defined by the Internal Revenue Code) or, under certain conditions, if such a change occurs in the future. The tax net operating loss carryforwards will expire beginning in 2011.

No benefit for income taxes has been recorded during the years ended December 31, 1998 and 1997. As discussed in Note 1, certain risks exist with respect to the Company's future profitability and management has concluded that, due to these uncertainties, the related deferred income tax assets may not be realized. Accordingly, a valuation allowance has been recorded to offset the deferred income tax assets.

(5)  COMMITMENTS AND CONTINGENCIES

Legal Matters

Teleconference Units - As discussed in Note 6, in 1996 the Company entered into agreements with certain investors pursuant to which they were entitled to receive 1,000 teleconference units, each unit entitling the holder to one 30-minute conference call for up to 200 participants through December 1998. As of December 31, 1998, the Company has reacquired all of the units except for 900 units granted to Mr. Ray Gray. On October 15, 1997, the Company made a formal demand on Mr. Gray to surrender all 1,000 teleconferencing units he received as an original investor in the Company in exchange for $10,000, as provided in the original agreement. On December 16, 1997, the Company was served with a complaint filed in the Third Judicial District Court, Salt Lake County, Utah, alleging that the Company breached a contract to provide teleconferencing units resulting in damages to the plaintiff, It Makes Cents ("IMC"), of at least $270,000. IMC is allegedly the assignee of 900 teleconferencing units originally granted to Mr. Gray. The Company is of the opinion that the purported assignment of the units is a breach of the Company's contract with Mr. Gray.

The teleconferencing units were granted to the original investors based on certain beliefs regarding the cost of providing the teleconferencing units. Subsequently, the Company determined that the costs to provide the teleconferencing units would be higher than originally estimated. The original investors, including Mr. Gray, agreed not to sell any of the teleconferencing units without first contacting the Company. Mr. Gray did not contact the Company prior to his alleged sale of teleconferencing units to IMC.

The Company, by way of defense, asserts that Mr. Gray agreed to not market or sell the teleconferencing units and that Mr. Gray is in breach of that contractual agreement. The Company also asserts that the plaintiff is not in privity of contract with the Company and therefore, the Company owes no contractual duty to Plaintiff. A pre-trial conference has been held at which the complaint was dismissed without prejudice for failure of the plaintiff to appear. If the plaintiff does not refile the complaint within one year, it will be barred from doing so under the applicable statute of limitations. Based on the foregoing circumstances and after discussion with legal counsel, management believes that the ultimate outcome of this matter will not have a material effect on the Company's financial position or results of operations.

Bountiful - As discussed in Note 7, commencing in January 1996, the Company was involved in a series of transactions with Bountiful. Bountiful originally obtained funds for its operations in 1995 by selling income participation interests to a small group of individuals ("Participants") and borrowing certain funds from the Participants. Bountiful was formed for the purpose of developing a multi-level marketing training system known as the "WealthNet System," and an infomercial for marketing the system primarily to NuSkin distributors. Bountiful was unable to market its program to NuSkin distributors and sought to market the WealthNet System to other multilevel distributors through marketing companies and the infomercial. This also proved unsuccessful. On January 23, 1998, the Participants filed a lawsuit in Federal District Court, District of Utah against Rod Smith, individually, Bountiful, and the Company. The complaint alleged that Rod Smith and Bountiful committed fraud in connection with the offer and sale of the revenue participation interests to the Participants, that Rod Smith and Bountiful violated securities registration requirements of federal and state securities laws in connection with the offer and sale of those interests, and that Rod Smith and Bountiful wrongfully diverted funds and other assets of Bountiful to the Company. The Participants sought rescission of their investment in Bountiful in the amount of approximately $675,000 and asked by way of relief that the stock of the Company owned by Rod Smith be declared to be held in trust for the benefit of the Participants.
The Participants further demanded unspecified damages against the Company for the conversion of the assets of Bountiful.

Subsequent to December 31, 1998, two of the plaintiffs and Rod Smith entered into a settlement agreement. Under the settlement agreement, the Company will grant to the two plaintiffs options to purchase a total of 50,000 shares of the Company's common stock at a price of $2.00 per share exercisable through July 15, 1999. The plaintiffs will dismiss their claims against the Company with prejudice, and will indemnify the Company against all claims and causes of actions which were or could be brought against the Company by the remaining two plaintiffs. Management believes, after discussion with legal counsel, that the ultimate outcome of this matter will not have a material effect on the Company's financial position or results of operations.

The Company is the subject of certain other legal matters, which it considers incidental to its business activities. It is the opinion of management, after discussion with legal counsel, that the ultimate disposition of these legal matters will not have a material impact on the financial position, liquidity or results of operations of the Company.

(6)  CAPITAL TRANSACTIONS

Authorized Capitalization

As a result of the reincorporation as a Delaware corporation discussed in Note 1, the authorized capitalization of the Company consists of 20,000,000 shares of common stock, par value $0.0001, and 5,000,000 shares of preferred stock, par value $0.0001. In the reincorporation, each four shares of common stock previously issued and outstanding and each four outstanding options to purchase shares of common stock were converted into one share of common stock or options to purchase one share of common stock, a one for four reverse stock split. The equity accounts and the common shares outstanding in the accompanying consolidated financial statements have been retroactively restated to reflect the reverse stock split.

Preferred Stock - The Board of Directors is authorized to classify any shares of the Company's authorized but unissued preferred stock in one or more series. With respect to each series, the Board of Directors is authorized to determine the number of shares which constitute such series; the rate of dividend, if any, payable on shares of such series; whether the shares of such series shall be cumulative, non-cumulative or partially cumulative as to dividends, and the dates from which any cumulative dividends are to accumulate; whether the shares of such series may be redeemed, and, if so, the price or prices at which and the terms and conditions on which shares of such series may be redeemed; the amount payable upon shares of such series in the event of the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; the sinking fund provisions, if any, for the redemption of shares of such series; the voting rights, if any, of the shares of such series; the terms and conditions, if any, on which shares of such series may be converted into shares of capital stock of the Company of any other class or series; whether the shares of such series are to be preferred over shares of capital stock of the Company of any other class or series as to dividends, or upon the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of the Company, or otherwise; and any other characteristics, preferences, limitations, rights, privileges, immunities or terms.

Series A Convertible Preferred Stock - The Board of Directors has authorized 2,000,000 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock"). Cumulative dividends accrue on the Series A Preferred Stock at the rate of 8% per annum from the date of original issue and are payable semi-annually on June 30 and December 31 of each year out of funds legally available for the payment of dividends. Dividends are payable in cash or common stock at the election of the Company. If paid in common stock, the number of shares issued will be based on the average of the closing bid prices for the common stock over the five trading days immediately prior to the dividend payment date. If the Company fails to pay any dividend within 60 days of its due date, the conversion price (see below) is adjusted downward by $0.25 per share for each occurrence.

The Series A Preferred Stock is convertible to common stock at any time at the election of the holder and under limited circumstances at the election of the Company. The conversion rate is one share for one share, subject to adjustment in the event of a recapitalization, reorganization, or other corporate restructuring or in the event the Company shall sell or otherwise issue securities at a price below $2.00 per share or the then adjusted conversion price. The Series A Preferred Stock can be redeemed at the Company's election at any time commencing January 1, 2005, at a redemption price of $2.00 per share plus all accrued dividends as of the redemption date.

The Series A Preferred Stock has no voting rights, except as required by the General Corporation Laws of Delaware that require class votes on certain corporate matters and matters affecting the rights of the holders of the Series A Preferred Stock. The Series A Preferred Stock is superior in right of payment in the event of liquidation and with respect to dividends to the common stock and all other series of preferred stock that may be subsequently authorized.

As discussed in Note 8, subsequent to December 31, 1998 the
Company sold the 2,000,000 shares of Series A Preferred Stock in a private offering.

Merger of WealthNet into LAI

As discussed in Note 1, on November 13, 1997 WealthNet was merged into Buyers United, a wholly owned subsidiary of BUII, formerly Linquistix. The merger of WealthNet with Buyers United has been reflected in the accompanying consolidated financial statements as a reverse acquisition accounted for as a purchase. WealthNet has been presented as the continuing accounting entity with the equity accounts and common shares outstanding being retroactively restated to reflect the effect of the exchange ratio established in the merger. BUII is presented as the acquired entity with its assets and liabilities being recorded at estimated fair value as of the merger date. Prior to the merger, BUII's operations were limited to receiving minimal oil and gas royalties, which have not continued, and as of the date of the merger the only significant identifiable asset consisted of $32,010 of cash. There were no liabilities assumed in the merger. The 151,299 shares (post reverse stock split) of common stock of BUII outstanding at the date of the merger have been recorded at the value of the cash obtained in the merger.

Stock Issued for Services

During the years ended December 31, 1997 and 1998, the Company has issued shares of common stock to certain officers, key employees and others for services provided to the Company. The shares issued have been valued by the Company's Board of Directors at estimated fair values based on other shares issued for cash and on the terms of the related transactions. The Company has issued 46,975, and 155,829 shares of common stock to other key employees, directors, and promoters for services rendered during the years ended December 31, 1998 and 1997, respectively. These shares were valued at $2.00 per share during 1998 and at $3.02 per share during 1997.

In connection with the Linguistix Merger and the Company's efforts to obtain additional financing, in September 1997 Rod Smith and Gary Smith (the "Shareholders") entered into a Restructuring Agreement with the Company. Pursuant to the agreement, the Shareholders agreed to surrender 37,081 and 74,162 shares of common stock, respectively, to the Company for cancellation. The shares surrendered were previously issued to the Shareholders for services as described above. The 37,081 shares of common stock to be surrendered by Rod Smith were not actually returned to the Company, but rather were transferred to new investors who purchased common shares in 1998 as discussed below.

Private Offerings of Common Stock

During the year ended December 31, 1997, the Company sold 170,670 shares of common stock for cash at prices ranging from $1.96 to $5.40 per share resulting in net proceeds of $514,825. The Company also repurchased 74,162 shares of common stock from a shareholder in exchange for $141,800 in cash and the issuance of options to purchase 4,635 shares of common stock at $4.00 per share through October 15, 1999.

In February 1998, the Board of Directors authorized a best efforts private offering of 500,000 shares of common stock at a price of $4.00 per share. The shares were offered directly by the Company. During 1998, the Company sold 286,288 shares of common stock at a price of $4.00 per share. With respect to the investors that acquired 260,038 of the 286,288 shares of common stock, as additional incentive to invest in the Company Rod Smith agreed to transfer to the investors one share of common stock from his personal shares for each share acquired resulting in the investors effectively paying $2.00 per share. The 260,038 shares of common stock transferred by Rod Smith to the investors included the 37,081 shares he had committed to return to the Company in 1997 as discussed above. Additionally, the Company sold 41,020 shares of common stock to certain employees at a price of $2.00 per share, based on the effective price of $2.00 per share paid during the year by a majority of investors.

During 1998, the Company also sold 5,500 shares of common stock to investors at a price of $4.00 per share in connection with an offering of shares in the State of New York. The New York offering was completed to satisfy a public offering requirement related to the Founders agreements discussed below.

Debt Conversions and Related Agreements

As discussed in Note 3, during the year ended December 31, 1998 the Company converted an 8% convertible debenture in the amount of $400,000 to 468,330 shares of common stock at a price of $0.85 per share based on the contractual terms of the debenture. The Company also converted a $70,000 note payable and related accrued interest of $12,834 to 41,417 shares of common stock at a price of $2.00 per share. In connection with the conversion of the $70,000 note payable, the Company granted options to purchase 6,250 shares of common stock at $4.00 per share to the debt holder.

Additionally, the Company issued 74,162 shares of common stock to Gary Smith valued at $148,324 or $2.00 per share as consideration of his guarantee of the Company's $1,000,000 note payable. The Company also issued 31,250 shares of common stock valued at $62,500 or $2.00 per share in connection with restructuring the $1,000,000 note payable. As discussed in Note 3, certain of the Company's notes payable are convertible to common stock at the option of the holders at prices ranging from $2.00 to $4.00 per share.

Founders Agreements

On January 16, 1996, the Company entered into agreements ("Founders Agreements") with 19 individuals and/or entities that had previously provided $105,000 of funding to Rod Smith for the purpose of acquiring certain telecommunications services. The funds paid to Rod Smith were used for the benefit of the Company. The Founders also provided services to the Company in promoting the original members for the consumer buying organization. Under the Founders Agreements, the Company agreed to pay each Founder one-twentieth of 1 percent of the gross receipts from certain telecommunications services for a term of 60 years, or until such time that the Company sells its assets to a third party or makes a public offering of its common stock. At the time of a public offering, the Founders in aggregate were to receive options to purchase 19,468 shares of common stock at a price of $0.06 per share in exchange for the royalty interests. As discussed above, the Company sold certain shares of common stock during 1998 in the State of New York, which was determined by the Company to satisfy the requirement of a public offering. Accordingly, the royalty interest was terminated and options to purchase 19,468 shares of common stock at $.06 per share were issued to the Founders. The estimated fair value of the options granted of $38,156 was recorded by the Company as additional royalty expense in 1998 with the corresponding credit recorded as outstanding options.

The Founders also received the right to transfer, assign, or sell an aggregate of 21,000 teleconferencing units, as defined in the Founders Agreements, at any price deemed appropriate by the Founders until December 31, 1998. The Company reserved the right to purchase back or cancel any untransferred, unassigned, or unsold units at any time prior to December 31, 1998 for a price of $10 per unit.

As discussed in Note 5, subsequent to entering into the Founders Agreements the Company determined that the teleconferencing units were granted based on certain beliefs regarding the cost of providing the teleconferencing units. Subsequently, the Company determined that the costs to provide the teleconferencing units would be higher than originally estimated and the Company proceeded with purchasing back the units. As of December 31, 1998, the Company had issued 35,226 shares of common stock for 19,000 of the teleconferencing units rather than purchasing the units at a price of $10 per unit and had paid $11,000 for 1,100 of the remaining units. As of December 31, 1998, the Company had recorded the contract price of $10 per unit for the 900 units not repurchased as accrued Founder settlement in the accompanying consolidated balance sheet. As discussed in Note 5, the remaining 900 units are subject to certain legal proceedings.

The Company has, in effect, issued shares of common stock to the Founders in exchange for their initial cash investments and for the promotion services rendered to the Company. The amount of the initial investments has been recorded as proceeds from the issuance of stock and the additional cost to repurchase the telecommunication units has been expensed with a credit to shareholders' equity for the shares issued.

Stock Options

The Company's Board of Directors has from time to time authorized the grant of stock options to directors, officers and key employees as compensation and in connection with obtaining financing. The following tables summarize the option activity for the period from inception (January 16, 1996) to December 31, 1996 and for the years ended December 31, 1997 and 1998.

                                                                  Weighted
                                   Options      Price Range   Average Exercise
                                                                   Price

    Balance, December 31, 1996     259,567      $2.02 - 5.39       $4.43

    Granted                        363,363       2.70 - 5.40        2.82

    Balance, December 31, 1997     622,930       2.02 - 5.40        3.49

    Granted                        969,840       0.06 - 9.00        2.71

    Cancelled or expired          (253,125)      4.00 - 9.00        4.06

    Balance, December 31, 1998   1,339,645      $0.06 - 9.00       $2.82

The weighted average fair value of options granted during the years ended December 31, 1998 and 1997 was $0.39 and $0.10, respectively. A summary of the options outstanding and options exercisable at December 31, 1998 is as follows:

              Options Outstanding                      Options Exercisable
____________________________________________________  _____________________
                              Weighted
                               Average
Range of                      Remaining     Weighted               Weighted
Exercise         Options     Contractual     Average    Options     Average
 Prices        Outstanding      Life        Exercise  Exercisable  Exercise
                                           Price                  Price

0.06 - 1.99      19,468       0.5 years     $   0.06     19,468    $   0.06

2.00 - 3.99   1,070,762       6.6 years         2.22    959,519        2.16

4.00 - 5.99     221,290       4.0 years         5.20    221,290        5.20

6.00 - 9.00      28,125       2.6 years         9.00     15,625        9.00

0.06 - 9.00   1,339,645       6.0 years     $   2.82  1,215,902    $   2.77


Stock-Based Compensation

The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its grants of options to purchase common shares to employees. SFAS No. 123, "Accounting for Stock-Based Compensation," requires pro forma information regarding net income (loss) as if the Company had accounted for its stock options granted under the fair value method of the statement. The fair value of the stock options was estimated at the grant date by the Company based on the Black-Scholes option pricing model. The following assumptions were used in the Black-Scholes model: a risk-free interest rate of 6.0 percent, a dividend yield of 0.0 percent, and weighted-average expected lives of 7.5 years and 3.0 years for the years ended December 31, 1998 and 1997 respectively. The pro forma net losses under SFAS No. 123 for the years ended December 31, 1998 and 1997 are $1,948,191, and $2,837,384, respectively, as compared to the reported net losses of $1,466,582 and $2,693,402, respectively.

Due to the nature and timing of option grants, the resulting pro forma compensation cost may not be indicative of future years.

(7)  RELATED-PARTY TRANSACTIONS

Bountiful, Inc.

Effective February 1, 1996, WealthNet entered into a license agreement with Bountiful, Inc. ("Bountiful"), a Utah corporation owned by WealthNet's founder and major shareholder, Rod Smith. Under the License Agreement, WealthNet licensed the rights to the "WealthNet System" and to an infomercial produced to market the WealthNet System in exchange for a one-time license fee of $150,000, future royalties on sales of the WealthNet System and 278,107 shares of WealthNet's common stock. The WealthNet System was designed to provide training regarding forming and operating a home-based business using relationship marketing to sell products and services.

Bountiful sold certain of the 278,107 shares of common stock of the Company to investors for proceeds of $613,653. From the proceeds received by Bountiful, Bountiful made cash advances to the Company of $190,000, paid expenses on behalf of the Company of $223,283, and used $200,370 to further develop the WealthNet System and related infomercial. As of December 31, 1996, the Company had a receivable from Bountiful of $225,370. During 1997, the Company and Bountiful agreed that the Company would forgive the receivable from Bountiful in exchange for Bountiful's remaining interest in the WealthNet System. Accordingly, the receivable was reclassified to investment in the WealthNet System. As of December 31, 1996 the Company was no longer selling the WealthNet System; therefore, the Company determined that the total investment of $375,370 in the WealthNet System should be written off.

IXC Service Agreement

In connection with the IXC Service Agreement discussed in Note 2, the Company was required to establish with IXC a $100,000 letter of credit upon execution of the Agreement to secure the Company's performance. The requirement to provide letters of credit was released under the IXC Service Agreement upon the Company granting to IXC a first priority security interest in the Company's receivables from its end users and directing the end users to make payments directly into a lockbox account for the benefit of IXC (see Note 2).

In December 1997, the Company obtained the initial letter of credit required for the IXC Agreement under an agreement with Gary Smith (the "LC Agreement"). The LC Agreement provided that Gary Smith would make available to the Company upon its request a letter of credit in the principal amount of $100,000 issued through a bank for a term of six months. In the event any amount was drawn on the letter of credit and not repaid within five days following the date of the draw, the amount drawn was to bear interest at the rate of 20 percent per annum. If the letter of credit was not replaced by another credit facility by the end of the initial six month term, then the letter of credit was automatically extended for a term of six additional months and in consideration for such extension interest would accrue on the principal amount of the letter of credit at the rate of 20 percent per annum, excluding any amounts drawn against the line of credit. In addition, the Company agreed to issue to Gary Smith shares of common stock in number equal to the principal amount of the letter of credit, excluding any amount representing a draw under the agreement. As consideration for the LC Agreement, the Company agreed to extend the term of options to purchase 139,054 shares of common stock at $5.40 per share and options to purchase 55,622 shares of common stock at $2.04 per share held by Gary Smith. The option exercise period was extended from October 15, 1998 to October 15, 1999.

On July 1, 1998, the Company extended the term of the LC Agreement and modified the consideration to be paid to Gary Smith to include the issuance of five-year options to purchase 27,500 shares of common stock at $2.00 per share. The estimated fair value of the options of $14,255 was recorded as interest expense during the year ended December 31, 1998 and as outstanding options in the accompanying December 31, 1998 consolidated balance sheet.

Consulting Agreement

In January 1998, the Company entered into a one year consulting agreement with Gary Smith pursuant to which the Company agreed to pay $5,000 per month to Gary Smith for marketing and other related consulting services. The agreement was subsequently modified to cancel the consulting payments during 1998 and to continue the consulting agreement for an additional one-year term beginning January 1, 1999.

(8)  SUBSEQUENT EVENTS

Long-Term Stock Incentive Plan

Effective March 11, 1999, the Company established the Buyers United International, Inc. Long-Term Stock Incentive Plan (the "Stock Plan"). The Stock Plan provides for a maximum of 600,000 shares of common stock of the Company to be awarded to participants and their beneficiaries. The Committee, as determined by the Board of Directors, determines and designates the eligible participants and awards to be granted under the Stock Plan. The Committee may grant incentive stock options, non-qualified options, stock appreciation rights ("SAR") and, on a limited basis, grant stock awards. The terms and exercise prices of options and SARs will be established by the Committee; except that the exercise prices cannot be less than 100 percent of the fair market value of a share of common stock on the date of grant.

Private Offering Of Series A Preferred Stock

On April 21, 1999, the Board of Directors authorized an offering of a minimum of 600,000 shares or a maximum of 2,000,000 shares of 8% Series A Convertible Preferred Stock (see Note 6) at an offering price of $2.00 per share. The Series A Preferred Stock provides for a cumulative dividend of 8 percent per annum payable semi-annually on June 30 and December 31 beginning December 31, 1999 out of funds legally available therefore. Dividends may be paid in cash or common stock at the election of the Company. If the Company fails to pay any dividend within 60 days of its due date the conversion price will be adjusted by $0.25 per share. The Series A Preferred Stock is convertible into shares of common stock at an initial conversion price of $2.00 per share at the election of the holder at any time and under limited circumstances at the election of the Company.

In connection with the Offering, the Company agreed to pay First Level Capital, Inc. (the "Placement Agent") a sales commission equal to 10 percent of the gross proceeds from the sale of the Series A Preferred Stock. The Company also agreed to pay to the Placement Agent a non-accountable expense allowance equal to 3 percent of the gross proceeds. As additional compensation, the Company agreed to sell to the Placement Agent at the closing of the minimum number of shares offered 500,000 shares of the Company's common stock at a price of $0.01 per share. The Series A Preferred Stock was offered by the Placement Agent on a "best efforts/ all-or-none" basis as to the first 600,000 shares with a total subscription price of $1,200,000 and a "best efforts" basis thereafter. The Company also agreed to enter into a two-year consulting agreement with the Placement Agent. For investment banking and advisory services provided to the Company, the Placement Agent will receive $3,000 per month. The Placement Agent upon completion of the offering may designate two members of the Company's Board of Directors for two years.

As of July 16, 1999, the 2,000,000 shares of Series A Convertible
Preferred Stock have been sold with the Company receiving net proceeds of $3,480,000.